
03029502

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Beijing Datang Power Generation Co. Ltd

*CURRENT ADDRESS 482 Guanganmennei Ave
Xuanwu District
Beijing, PRC 100053

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

FILE NO. 82- 5186 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: BBS

DAT : 8/21/03

BEIJING DATANG POWER GENERATION COMPANY LIMITED
482 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJING, 100053
PRC



# BEIJING DATANG POWER GENERATION COMPANY LIMITED

[March 27], 2002



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Beijing Datang Power Generation Company Limited
Rule 12g3-2(b) Materials
File No. 82-5186

Dear Sirs or Madams:

On behalf of Beijing Datang Power Generation Company Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company:

1. [Connected Transaction, published [May 16], 2001]

2. [Connected Transaction, published [May 21], 2001]

3. [Notice of Extraordinary General Meeting, published [May 21], 2001]

4. [Connected Transaction, published [June 15], 2001]

5. [Notice of Extraordinary General Meeting, published [June 15], 2001]

6. [Notice of Change of Extraordinary General Meeting, published [June 15], 2001]

7. [2001 Interim Results Announcement, published [August 14], 2001]

8. [Connected Transaction, published [February 1], 2002]

9. [Announcement of 2001 Annual Results, published [March 5], 2002]

10. [Proposal for Issue of Bonds Convertible into New H Shares of the Company; Notice of Extraordinary General Meeting; Notice of H Class Meeting, published [March 25], 2002]

BEIJING DATANG POWER GENERATION COMPANY LIMITED
482 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJING, 100053
PRC

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Yang Hong Ming
Corporate Secretary

Enclosures





# 北京大唐发电股份有限公司
# BEIJING DATANG POWER GENERATION COMPANY LIMITED

*(A sino-foreign joint stock limited company incorporated in the People's Republic of China)*

## CONNECTED TRANSACTION

According to an Equity Interest Transfer Agreement made amongst Beijing Datang Power Generation Company Limited (the "Company"), Shanxi Provincial Power Company, Power Construction No. 1 Company of the Shanxi Provincial Power Company and Datong City Heat and Power Station, each of Shanxi Provincial Power Company, Power Construction No. 1 Company of the Shanxi Provincial Power Company and Datong City Heat and Power Station has agreed to transfer certain of its equity interests in Shanxi Datong Pingwang Heat and Power Company Limited to the Company.

The transaction between the Company on the one part and Shanxi Provincial Power Company, Power Construction No. 1 Company of the Shanxi Provincial Power Company and Datong City Heat and Power Station on the other constitutes a connected transaction for the Company under Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

### INTRODUCTION

On 9 May 2001, Beijing Datang Power Generation Company Limited (the "Company") entered into an Equity Interest Transfer Agreement (the "Transfer Agreement") with Shanxi Provincial Power Company ("Shanxi Power"), Power Construction No. 1 Company of the Shanxi Provincial Power Company ("Construction Company") and Datong City Heat and Power Station ("Heat and Power Station"). According to the Transfer Agreement, each of Shanxi Power, Construction Company and Heat and Power Station shall transfer all or part of its equity interests in Shanxi Datong Pingwang Heat and Power Company Limited ("Pingwang Heat and Power Co") to the Company.

As North China Power Group Company ("NCPGC") holds shares of the Company representing approximately 35.43% of the total registered share capital of the Company, according to the Listing Rules, NCPGC is a controlling shareholder of the Company. Both NCPGC and Shanxi Power are wholly-owned subsidiaries of the State Power Company ("State Power"), the transaction between the Company on the one part and Shanxi Power, Construction Company and Heat and Power Station on the other therefore constitutes a connected transaction of the Company pursuant to Chapter 14 of the Listing Rules.

### THE INVESTMENT

Pingwang Heat and Power Co was established in Datong City Shanxi Province on 14 July 2000, with a registered capital of RMB10 million. Shanxi Power, Construction Company and Heat and Power Station currently hold 70%, 20% and 10% interest, respectively in Pingwang Heat and Power Co.

Pingwang Heat and Power Co is mainly engaged in the production and sale of heat and power. Pingwang Heat and Power Co is currently preparing the preliminary work of the installation of 2 x 200MW coal-fired power and heat generation units. The project proposal has been approved by the State Economic and Trade Committee.

According to the Transfer Agreement, each of Shanxi Power, Construction Company and Heat and Power Station has agreed to transfer its 50%, 20% and 10% interest, respectively in Pingwang Heat and Power Co. The parties have agreed that the price for the transfers shall be based on the corresponding share capital actually paid by Shanxi Power, Construction Company and Heat and Power Station, which amounts to RMB8 million in total.

As consideration for the transfers, the Company has agreed to pay to each of Shanxi Power, Construction Company and Heat and Power Station RMB5 million, RMB2 million and RMB1 million, respectively. The consideration will be paid in two instalments of 40% and 60% within 30 and 60 days, respectively of the effective date of the Transfer Agreement. The consideration for the transfers will be funded from the Company's own internal financial resources.

In accordance with the terms of the Transfer Agreement, the Transfer Agreement will become effective upon receipt of the valid approvals of the controlling body of each of the parties. After the completion of the transfer, the Company and Shanxi Power will hold investment interests representing 80% and 20%, respectively in Pingwang Heat and Power Co.

As the project developed by Pingwang Heat and Power Co is still at its initial stage, no funding has yet been put in place by the Company for the development of the project. In addition, the Company has not committed to incur any financial or capital spending in Pingwang Heat and Power Co following the purchase and will not assume any guarantee in connection with the purchase. Since Pingwang Heat and Power Co is still a project company involving in the initial stage of the development of the project, no audited accounts have yet been prepared since its incorporation.

### REASONS FOR THE INVESTMENT

The principal business of the Company is to develop, construct, own and operate coal-fired power plants. The Directors believe the transfer of the investment interest in Pingwang Heat and Power Co will increase the installed capacity of the Company, increase its investment base, strengthen its asset base and increase the return for shareholders, and will also help the Company realise its development plan to expand its investment base to areas outside the Beijing-Tianjin-Tangshan region.

The main aim for the establishment of Pingwang Heat and Power Co is to provide power and heat to the Datong region of Shanxi Province and to support Shanxi Province's power supply to the Beijing-Tianjin-Tangshan power grid.

Pingwang Heat and Power Co is located in Datong City of Shanxi Province, adjacent to the Datong coal mining region. The power station is located near the mines and may utilise coal from the Datong coal mining region, thus, lowering fuel cost.

### GENERAL

The above transaction constitutes a connected transaction for the Company. The Directors of the Company, including the two independent non-executive Directors consider the provisions of the Transfer Agreement are fair and reasonable and are on normal commercial terms. According to Rule 14.25 of the Listing Rules, as the consideration for the transaction represents less than 3% of the net tangible assets value of the Company as disclosed in the latest published audited accounts for the year ended 31 December 2000, this announcement is made to comply with the requirements of the Listing Rules.

By order of the Board
**Beijing Datang Power Generation Company Limited**
**Yang Hongming**
*Company Secretary*



# 北京大唐发电股份有限公司

# BEIJING DATANG POWER GENERATION COMPANY LIMITED

*(A sino-foreign joint stock limited company incorporated in the People's Republic of China)*

## CONNECTED TRANSACTION

According to a Supplemental Investment Agreement for the Establishment of Yunnan Kaiyuan Power Plant made amongst Beijing Datang Power Generation Company Limited (the "Company"), Honghe Tobacco Factory, Yunnan Power Group Company Limited, Yunnan Province Xiaolongtan Mining Bureau and Yunnan Province Development and Investment Company Limited, the investment ratio among the above parties will be adjusted from 15%, 32%, 19%, 18% and 16% to 70%, 5%, 10%, 10% and 5%, respectively.

The transaction between Yunnan Power Group Company Limited and the Company constitutes a connected transaction for the Company under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The above transaction will be subject to the approval of the shareholders at a Shareholders' General Meeting. An Extraordinary General Meeting of the Company will be held on 14 August 2001 to consider the above investment.

### INTRODUCTION

On 7 January 2001, the Company entered into an Investment Agreement to Establish Yunnan Kaiyuan Power Plant ("Investment Agreement") with Honghe Tobacco Factory ("Honghe Factory"), Yunnan Power Group Company Limited ("Yunnan Power"), Yunnan Province Xiaolongtan Mining Bureau ("Mining Bureau") and Yunnan Province Development and Investment Company Limited ("Development and Investment Co") for the establishment of Yunnan Kaiyuan Power Generation Company Limited ("Kaiyuan Power Generation Co").

Pursuant to the Investment Agreement, the Company, Honghe Factory, Yunnan Power, Mining Bureau and Development and Investment Co, in accordance with the PRC Company Law, will hold investment interests of 15%, 32%, 19%, 18% and 16%, respectively in Kaiyuan Power Generation Company. The parties to the Investment Agreement agreed to invest in Kaiyuan Power Generation Co with the view to jointly develop Yunnan Kaiyuan Power Plant ("Kaiyuan Power Plant").

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the Company announced the matter in English in the South China Morning Post and in Chinese in the Hong Kong Economic Times on 20 February 2001.

On 9 May 2001, the Company entered into a Supplemental Investment Agreement for the Establishment of Yunnan Kaiyuan Power Plant ("Supplemental Agreement") with Honghe Factory, Yunnan Power, Mining Bureau and Development and Investment Co, whereby the parties agreed that the investment ratio of the Company, Honghe Factory, Yunnan Power, Mining Bureau and Development and Investment Co will be adjusted to 70%, 5%, 10%, 10% and 5%, respectively. Apart from the change of investment ratio as set out in the Supplemental Agreement, the other terms of the Investment Agreement remain unchanged.

As North China Power Group Company ("NCPGC") holds shares of the Company representing approximately 35.43% of the total registered share capital of the Company, according to the Listing Rules, NCPGC is a controlling shareholder of the Company. Both NCPGC and Yunnan Power are wholly-owned subsidiaries of the State Power Company ("State Power"), the transaction between the Company and Yunnan Power therefore constitutes a connected transaction of the Company pursuant to Chapter 14 of the Listing Rules.

### THE INVESTMENT

Due to its adjustment of the business strategy and investment structure, each of Honghe Factory, Yunnan Power, Mining Bureau and Development and Investment Co has agreed to reduce its investment ratio in Kaiyuan Power Plant project and to transfer the same to the Company. The Company believes that the increase of its investment interest in the Kaiyuan Power Plant project will enable the Company to gain control of the project and therefore will be able to exercise more control over cost and the operational management of the project.

Pursuant to the Investment Agreement and Supplemental Agreement, the total investment of Kaiyuan Power Generation Co is RMB2,690 million, subject to the final examination and approval of the budgetary estimate by the parties to the Investment Agreement and the PRC government. The registered capital of Kaiyuan Power Generation Co is RMB538 million and will be contributed in cash by the Company, Honghe Factory, Yunnan Power, Mining Bureau and Development and Investment Company as to 70%, 5%, 10%, 10% and 5%, respectively. Accordingly, the Company will contribute RMB376.6 million to the registered capital of Kaiyuan Power Generation Co. Such amount will be funded from the Company's own internal financial resources.

No decision has yet been made on how the balance of the total investment other than the registered capital will be funded. It is proposed that such amount will be funded by way of project financing or from bank borrowings.

Please see the public announcements in the South China Morning Post and the Hong Kong Economic Times of 20 February 2001 made by the Company for more detailed information on the Kaiyuan Power Plant Project.

### REASONS FOR THE INVESTMENT

The principal business of the Company is to develop, construct, own and operate coal-fired power plants. The Directors believe that the increase in the Company's investment in Kaiyuan Power Generation Co will increase the installed capacity of the Company, increase its investment base, strengthen its asset base and increase the return for shareholders, and will also help the Company realise its development plan to expand its investment base to areas outside the North China region:

With regard to the reasons for the investment in the Kaiyuan Project, please refer to the announcements made by the Company in the South China Morning Post and the Hong Kong Economic Times of 20 February 2001.

### GENERAL

The transaction constitutes a connected transaction for the Company. As the consideration for the transaction exceeds 3% of the net tangible assets value of the Company as disclosed in the latest published audited accounts for the year ended 31 December 2000, according to the Listing Rules, it must be approved by the independent shareholders who have no interest in the transaction. Any connected person interested in the transaction shall abstain from voting at the meeting. In this respect, NCPGC has confirmed that it will not exercise its voting rights. An Extraordinary General Meeting of the Company will be held at Tuesday on 14 August 2001 to consider and approve the transaction between the Company and Yunnan Power.

The Company will appoint the Independent Board Committee to provide an opinion in respect of the investment for the independent shareholders. The Company will also appoint an independent financial advisor to the Independent Board Committee to provide an opinion on the investment for the Independent Board Committee.

A Circular containing the details of the investment, opinion to the Independent Board Committee from the independent financial advisor and opinion of the Independent Board Committee will be despatched to the shareholders at the earliest convenience.

By order of the Board
**Beijing Datang Power Generation Company Limited**
**Yang Hongming**
*Company Secretary*

Beijing, 21 May 2001



# 北京大唐发电股份有限公司

# BEIJING DATANG POWER GENERATION COMPANY LIMITED

*(A sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liabilities)*



## Notice of Extraordinary General Meeting

Pursuant to the Articles of Association and resolutions of the Board of Directors of Beijing Datang Power Generation Company Limited (the "Company"), the Extraordinary General Meeting of the Company will be held at the Company's Conference Room at 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, People's Republic of China at 9:00 a.m. on 14 August 2001 for the purposes of passing the following resolution:

1. to consider and approve the Company's acquisition from Yunnan Power Group Company Limited its 9 per cent investment interest in Yunnan Kaiyuan Power Generation Company Limited.

By Order of the Board
**Yang Hongming**
*Company Secretary*

Beijing, the People's Republic of China, 21 May 2001

**Notes:**

1. Holders of the Company's H shares should note that pursuant to Article 37 of the Articles of Association of the Company, no transfer of H shares will be registered from 15 July 2001 to 13 August 2001, both days inclusive. Shareholders of H shares whose names are registered in the register of members on 15 July 2001 are entitled to attend and vote at the Extraordinary General Meeting.
2. Any holder of H shares entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a Shareholder of the Company.
3. If more than one proxy are appointed to attend the meeting, the voting rights can only be exercised by way of poll.
4. If the form of proxy of an H shareholder is signed by any person other than the holder, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the form of proxy, must be deposited at the Company, 9/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China, not less than 24 hours before the holding of the Extraordinary General Meeting.
5. Shareholders who intend to attend the Extraordinary General Meeting are required to send the Notice of Attendance to the registered address of the Company by hand, post, cable or fax on or before 24 July 2001. Completion and return of the Notice of Attendance will not preclude you from attending the meeting in person if you so wish.
6. The Extraordinary General Meeting is expected to last for half day and the travel and accommodation expenses will be born by such shareholder or proxy attending the meeting.

Registered Address of the Company:
No. 482, Guanganmennei Avenue,
Xuanwu District, Beijing,
People's Republic of China
Tel: (8610) 8358 1905
Fax: (8610) 8358 1907
Postcode: 100053

---

## Notice of Attendance

Name of Shareholder *(Note 1)* ______________________________

Number of shares held *(Note 2)* ______________ Domestic Shares/ ______________H shares
I/We intend to attend, or appoint a proxy (proxies) to attend the Extraordinary General Meeting of the Company to be held at the Company's Conference Room at 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, People's Republic of China at 9:00 a.m. on Tuesday, 14 August 2001.

**Notes:**

1. Name(s) registered in the register of members to be inserted in block letters.
2. Please insert the number of shares registered under your name(s).
3. This confirmation letter, which is duly completed and signed, must be delivered to the registered address of the Company by hand, post, cable or fax (fax number: (8610) 8358 1907) on or before 24 July 2001.

Signature(s):



# 北京大唐发电股份有限公司

# BEIJING DATANG POWER GENERATION COMPANY LIMITED

*(A Sino-foreign joint stock limited company incorporated in the People's Republic of China)*

## CONNECTED TRANSACTION

Pursuant to an investment agreement for the Phase II Expansion Project of Gansu Province Liancheng Power Plant made amongst Beijing Datang Power Generation Company Limited (the "Company"), Gansu Province Power Company and Gansu Province Power Construction Investment and Development Company, the parties to such agreement agreed to invest 55%, 25% and 20%, respectively in the registered capital of a company to be established with the name of Gansu Datang Liancheng Power Generation Company Limited for the purpose of jointly developing and operating the Phase II Expansion Project of Gansu Province Liancheng Power Plant.

The above transaction between the Company and Gansu Province Power Company constitutes a connected transaction for the Company under Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). The above transaction will be subject to the approval of the shareholders at a Shareholders' General Meeting. An Extraordinary General Meeting of the Company will be held on 14 August 2001 to consider the above investment.

### INTRODUCTION

On 28 May 2001, the Company entered into an investment agreement for the Phase II Expansion Project of Gansu Province Liancheng Power Plant ("Investment Agreement") with Gansu Province Power Company ("Gansu Power") and Gansu Province Power Construction Investment and Development Company ("Gansu Investment").

Pursuant to the Investment Agreement, the Company, Gansu Power and Gansu Investment agreed to invest 55%, 25% and 20%, respectively in the registered capital of a company to be established with the name of Gansu Datang Liancheng Power Generation Company Limited ("Liancheng Power Generation Co") for the purpose of jointly developing and operating the Phase II Expansion Project of Gansu Province Liancheng Power Plant ("Liancheng Power Plant").

As North China Power Group Company ("NCPGC") holds shares in the Company representing approximately 35.43% of the total registered share capital of the Company, according to the Listing Rules, NCPGC is a controlling shareholder of the Company. Both NCPGC and Gansu Power are wholly-owned subsidiaries of the State Power Company ("State Power"). Therefore, the transaction between the Company and Gansu Power constitutes a connected transaction for the Company pursuant to Chapter 14 of the Listing Rules.

### THE INVESTMENT

Pursuant to the Investment Agreement, the registered capital of Liancheng Power Generation Co will amount to approximately RMB480 million. The registered capital will be contributed in cash by the Company, Gansu Power and Gansu Investment as to 55%, 25% and 20%, respectively. Accordingly, the Company will contribute approximately RMB264 million in total to the registered capital of Liancheng Power Generation Co. Such amount will be funded from the Company's internal financial resources. The detailed timing and manner of such capital contribution by each of the parties to the agreement will be set out in the Articles of Association of Liancheng Power Generation Co.

The total investment of Liancheng Power Generation Co is approximately RMB2,400 million (subject to the approval of the relevant PRC authorities). It is proposed that the balance of the total investment other than the registered capital will be funded internally by Liancheng Power Generation Co. The parties to the agreement have agreed, subject to the specific funding requirements of Liancheng Power Generation Co, to severally provide guarantees for the funding of the project according to their investment ratios. Save for its contribution to the registered capital of Liancheng Power Generation Co and its obligation to provide guarantees for the funding of the project according to its investment ratio as referred to above, the Company is not obliged to provide any other funding to Liancheng Power Generation Co.

The Phase II Expansion Project of Liancheng Power Plant will be established in central Gansu Province, Liancheng, adjacent to Gansu Yaojie Mining Bureau. Two 300 MW coal-fired power generation units will be installed. The project is expected to begin construction at the end of 2001 and the two coal-fired power generation units are expected to start operation in 2004 and 2005, respectively. The project proposal of the Phase II Expansion Project of Liancheng Power Plant has been approved by the State Development and Planning Commission.

It is proposed that Liancheng Power Generation Co will be established in Liancheng, Gansu Province. Liancheng Power Generation Co will be a company with limited liability, and the proposed operation term will be 20 years (excluding project construction period).

The electric power produced by Liancheng Power Generation Co will be transmitted to the power grid of Gansu Province. The electric power on the grid will be purchased and sold in accordance with the relevant PRC regulations, and a power purchase contract to be made between Liancheng Power Generation Co and Gansu Power. Based on the information currently available to the Company, the signing of the power purchase contract between Liancheng Power Generation Co and Gansu Power will constitute a connected transaction for the Company. The Company will comply with the relevant disclosure and/or approval requirements of the Listing Rules at the time of the signing of such contract. Liancheng Power Generation Co will produce and operate according to the State regulations regarding grid management, and a grid connection and management agreement to be made between Liancheng Power Generation Co and Gansu Power.

### REASONS FOR THE INVESTMENT

The principal business of the Company is to develop, construct, own and operate power plants. The investment in the Phase II Expansion Project of Liancheng Power Plant will increase the installed capacity of the Company, strengthen its asset base, enlarge its profit margin, increase shareholders return and realise its development plan to expand into China's western regions.

In 1999, the Chinese government announced its policy to develop western China. The government has decided to construct electric power grids, step up the developments of its power resources in western China which includes Gansu Province. After satisfying the local power demand, the government plans to transmit the electric power to the developed coastal region of eastern China.

Gansu Province's aluminium, iron alloy industries and other heavy industries are densely located in the Liancheng area. This region maintains a high power demand which is expected to increase rapidly in the near future as output rises. To date, Liancheng Aluminium Factory, Baiyin Aluminium Factory and Lanzhou Aluminium Factory surrounding Liancheng Power Plant have undergone technological innovations and undertaken expansion projects, which are expected to start operation in 2003. As power is the main energy for the industrial production, it is estimated that the power demand in this area will be increased by about 530,000 KW accordingly. Hence, the construction of the Phase II Expansion Project of Liancheng Power Plant will not only satisfy the power demand in the Liancheng area, but will also enhance the stability of the power supply of the Gansu power grid to high load areas.

Liancheng Power Plant will be located near the mines and may utilise coal from the neighbouring Gansu Yaojie Mining Bureau. The stable coal supply and the short transportation distance will help lower Liancheng Power Plant fuel cost.

### GENERAL

The transaction constitutes a connected transaction for the Company. According to the Listing Rules, it must be approved by the independent shareholders who have no interest in the transaction. Any connected person interested in the transaction shall abstain from voting at the meeting. In this respect, NCPGC has confirmed that it will not exercise its voting rights. An Extraordinary General Meeting of the Company will be held on Tuesday, 14 August 2001 to consider and approve the transaction between the Company and Gansu Power.

The Company will appoint an Independent Board Committee to provide an opinion in respect of the investment for the independent shareholders. The Company will also appoint an independent financial adviser to the Independent Board Committee to provide an opinion on the investment for the Independent Board Committee.

A Circular containing the details of the investment, opinion to the Independent Board Committee from the independent financial adviser and opinion of the Independent Board Committee will be despatched to the shareholders at the earliest convenience.

By order of the Board
**Beijing Datang Power Generation Company Limited**
**Yang Hongming**
*Company Secretary*





北京大唐发电股份有限公司

# BEIJING DATANG POWER GENERATION COMPANY LIMITED

*(A Sino-foreign Joint Venture Joint Stock Limited Company incorporated in the People's Republic of China with limited liability)*

## Notice of Extraordinary General Meeting

Pursuant to the Articles of Association and resolutions of the Board of Directors of Beijing Datang Power Generation Company Limited (the "Company"), an Extraordinary General Meeting of the Company will be held at the Company's Conference Room at 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, People's Republic of China at 9:00 a.m. on 14 August 2001 for the purposes of passing the following resolutions:

1. to consider and approve the entering into by the Company with, inter alia, Gansu Province Power Company an investment agreement to establish Gansu Datang Liancheng Power Generation Company Limited for the purpose of jointly developing and operating the Phase II Expansion Project of Gansu Province Liancheng Power Plant; and

2. to consider and approve the Company's acquisition from Yunnan Power Group Company Limited its 9 per cent investment interest in Yunnan Kaiyuan Power Generation Company Limited.

By Order of the Board
**Yang Hongming**
*Company Secretary*

Beijing, the People's Republic of China, 15 June 2001

*Notes:*

1. Holders of the Company's H shares should note that pursuant to Article 37 of the Articles of Association of the Company, no transfer of H shares will be registered from 15 July 2001 to 13 August 2001, both days inclusive. Shareholders of H shares whose names are registered in the register of members on 15 July 2001 are entitled to attend and vote at the Extraordinary General Meeting.

2. Any holder of the Company's shares entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a Shareholder of the Company.

3. If more than one proxy are appointed to attend the meeting, the voting rights can only be exercised by way of poll.

4. If the form of proxy of an H shareholder is signed by any person other than the holder, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the form of proxy, must be deposited at the Company, 9/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China, not less than 24 hours before the holding of the Extraordinary General Meeting.

5. Shareholders who intend to attend the Extraordinary General Meeting are required to send the Notice of Attendance to the registered address of the Company by hand, post, cable or fax on or before 24 July 2001. Completion and return of the Notice of Attendance will not preclude you from attending the meeting in person if you so wish.

6. The Extraordinary General Meeting is expected to last for half day and the travel and accommodation expenses will be born by such shareholder or proxy attending the meeting.

*Registered Address of the Company:*
No. 482, Guanganmennei Avenue,
Xuanwu District, Beijing,
People's Republic of China
Tel: (8610) 8358 1905 Fax: (8610) 8358 1907 Postcode: 100053

---

## Notice of Attendance

Name of Shareholder *(Note 1)* ______________________________

Number of shares held *(Note 2)* ____________ Domestic Shares/ ____________ H shares
I/We intend to attend, or appoint a proxy (proxies) to attend the Extraordinary General Meeting of the Company to be held at the Company's Conference Room at 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, People's Republic of China at 9:00 a.m. on Tuesday, 14 August 2001.

*Notes:*

1. Name(s) registered in the register of members to be inserted in block letters.

2. Please insert the number of shares registered under your name(s).

3. This confirmation letter, which is duly completed and signed, must be delivered to the registered address of the Company by hand, post, cable or fax (fax number: (8610) 8358 1907) on or before 24 July 2001.

Signature(s):



# 北京大唐发电股份有限公司
# BEIJING DATANG POWER GENERATION COMPANY LIMITED

*(A Sino-foreign joint stock limited company incorporated in the People's Republic of China)*

## Notice of Change of Notice of Extraordinary General Meeting

It was announced by Beijing Datang Power Generation Company Limited (the "Company") on 21 May 2001 that an Extraordinary General Meeting of the Company would be held at 9:00 a.m. on 14 August 2001. An additional resolution has now been proposed for consideration by the Company's shareholders and a revised notice of extraordinary general meeting setting the additional resolution, together with a notice of attendance is attached to this notice.

By order of the Board
**Beijing Datang Power Generation Company Limited**
**Yang Hongming**
*Company Secretary*

Beijing, 15 June 2001

Growing into the Future

# 北京大唐发电股份有限公司

# BEIJING DATANG POWER GENERATION COMPANY LIMITED

*(A Sino-foreign Joint Venture Limited Company incorporated in the People's Republic of China)*

## 2001 INTERIM RESULTS ANNOUNCEMENT

### ◆ Financial Highlights ◆

- Operating revenue for the six months ended 30th June 2001 amounted to approximately Rmb3,134,598,000, representing an increase of 19.72% as compared to the corresponding period last year.
- Net profit was approximately Rmb728,280,000, representing an increase of 11.92% as compared to the corresponding period last year.
- Basic earnings per share were Rmb0.141, representing an increase of Rmb0.015 as compared to the corresponding period last year.

## I. INTERIM RESULTS

The Board of Directors of Beijing Datang Power Generation Company Limited (the "Company") hereby announces the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June 2001 (the "Period") prepared in conformity with International Accounting Standards. The operating results have been reviewed and confirmed by the Audit Committee of the Company.

The Company's operating revenue for the Period amounted to approximately Rmb3,134,598,000, representing an increase of 19.72% as compared to the corresponding period last year. Net profit was approximately Rmb728,280,000, representing an increase of 11.92% as compared to the corresponding period last year. Basic earnings per share were Rmb0.141, representing an increase of Rmb0.015 as compared to the corresponding period last year.

The Board of Directors is satisfied with the above results. Please refer to the unaudited condensed consolidated income statement (extracted from the unaudited condensed consolidated financial statements of the Company and its subsidiaries as at and for the six months ended 30th June 2001), together with the corresponding figures for 2000, as set out below:

**Condensed Consolidated Income Statement (Unaudited)**
**For the six months ended 30th June 2001**
*(Amounts expressed in thousands of Rmb, except per share data)*

| | Note | Six months ended 30th June 2001 | 2000 |
|---|---|---|---|
| Operating revenue | 3 | 3,134,598 | 2,618,382 |
| Operating costs | | (2,039,859) | (1,652,406) |
| Operating profit | | 1,094,739 | 965,976 |
| Financial (expenses) income, net | 4 | (8,326) | 9,483 |
| Profit before taxation | | 1,086,413 | 975,459 |
| Taxation | 5 | (363,854) | (324,741) |
| Profit after taxation | | 722,559 | 650,718 |
| Minority interests | | 5,721 | — |
| Net profit | | 728,280 | 650,718 |
| Earnings per share, basic (Rmb) | 6 | 0.141 | 0.126 |

*Supplemental financial information*

| | 2001 | 2000 |
|---|---|---|
| Depreciation and amortisation | (524,685) | (446,413) |
| Fuel cost | (915,104) | (739,346) |
| Dividend income | 5,479 | 6,646 |
| Cost of materials and supplies | (15,380) | (13,809) |

*Notes*

1. **Company Organisation and Principal Activities**

The Company was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13th December 1994 as a joint stock limited company. Subsequent to the listing of its H shares on The Stock Exchange of Hong Kong Limited and the London Stock Exchange on 21st March 1997, the Company was registered as a Sino-foreign joint venture on 13th May 1998. The Company currently owns and operates four power plants in Hebei Province and Beijing City of the PRC. The Company's power plants are principally engaged in the generation and sale of electric power to its substantial shareholder, North China Power Group Company ("NCPGC").

According to the shareholding transfer agreement dated 15th November 2000 and supplemental agreement dated 30th April 2001, the Company agreed to acquire 60% equity interest in Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou") (previously named as Shanxi Shentou Huajin Electric Co. Ltd.) for a total consideration of Rmb12 million. Datang Shentou is a limited liability company established in the PRC to construct and operate the second phase of Shanxi Shentou No. 2 Power Plant Project with a total investment of approximately Rmb5.1 billion. Datang Shentou has become a subsidiary of the Company since 30th April 2001.

On 9th May 2001, the Company entered into an Equity Interest Transfer Agreement to acquire 80% equity interest in Shanxi Datong Pingwang Heat and Power Company Limited ("Pingwang Heat and Power") for a total cash consideration of Rmb8 million. Pingwang Heat and Power is a limited liability company established in the PRC to construct and operate the technological renovation project of replacing small units with larger units at Datong No. 1 Power Plant with a total investment of approximately 1.7 billion. Pingwang Heat and Power has become a subsidiary of the Company since 9th May 2001.

According to the Investment Agreement dated 7th January 2001, for the establishment of Yunnan Datang Honghe Power Generation Company Limited ("Honghe Power") (previously named as Yunnan Kaiyuan Power Generation Company Limited), the Company has invested in the 15% equity interest in Honghe Power. According to the Supplemental Investment Agreement dated 9th May 2001, the Company agreed to increase its equity interest in Honghe Power from 15% to 70%. The investment increase has been approved by the Company's shareholders' meeting on 14th August 2001. Honghe Power is a limited liability company established in the PRC to construct and operate Yunnan Honghe Power Plant ("Honghe Project") with a total investment of approximately Rmb2.7 billion. Honghe Power has become a subsidiary of the Company since 14th August 2001.

On 28th May 2001, the Company entered into an Investment Agreement to invest in 55% equity interest in Gansu Datang Liancheng Power Generation Company Limited ("Liancheng Power"). The investment in Liancheng Power has been approved by the Company's shareholders' meeting on 14th August 2001. Liancheng Power is a limited liability company to be established in the PRC to construct and operate Phase II Expansion Project of Gansu Liancheng Power Plant with a total investment of approximately Rmb2.4 billion.

Particulars of the Company's subsidiaries and associated company, all of which are limited liability companies established and operated in the PRC, as at 30th June 2001 were as follows:

| Company name | Date of establishment | Registered capital Rmb'000 | Paid-up capital Rmb'000 | Attributable interest | Principal activities |
|---|---|---|---|---|---|
| **Subsidiaries** | | | | | |
| Tianjin Datang Panshan Power Generation Co. Ltd. | 6th August 1997 | 930,790 | 930,790 | 75% | Power generation (construction-in-progress) |
| Inner Mongolia Datang Tuoketuo Power Generation Co. Ltd. | 17th November 1995 | 447,824 | 447,824 | 60% | Power generation (construction-in-progress) |
| Hebei Huaze Hydropower Development Company Limited | 29th July 1998 | 59,161 | 54,591 | 90% | Power generation (construction-in-progress) |
| Shanxi Datang Shentou Power Generation Company Limited | 8th December 1998 | 20,000 | 20,000 | 60% | Power generation (pre-construction-in-progress) |
| Shanxi Datong Pingwang Heat and Power Company Limited | 14th July 2000 | 10,000 | — | 80% | Power generation (pre-construction-in-progress) |
| **Associated company** | | | | | |
| North China Electric Power Research Institute Company Limited | 7th December 2000 | 100,000 | 100,000 | 30% | Power related technology services |

The principal activity of the Company and its subsidiaries is power generation.

2. **Principal Accounting Policies**

The condensed consolidated financial statements are prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Committee and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The condensed consolidated financial statements include those of the Company and its subsidiaries and also incorporate the Company's interest in an associated company.

The principal accounting policies adopted for the preparation of the condensed consolidated financial statements as at and for the six months ended 30th June 2001 are consistent with those adopted for the preparation of the financial statements as at and for the year ended 31st December 2000, except that financial instruments are recognised and measured in accordance with IAS 39, which is effective from 1st January 2001.

In accordance with IAS 39, after initial recognition of a financial asset or financial liability at cost, the Company and its subsidiaries measure each major class of financial instruments at either the reliable fair value or amortised cost according to the classification of the financial instruments. Regular-way purchases and sales of financial assets are accounted for at trade date.

The financial effects of adopting IAS 39 did not have a significant impact on the opening balances of the condensed consolidated financial statements.

3. **Operating Revenue**

Operating revenue represents the amount of tariffs billed for electricity generated and transmitted to NCPGC. Tariff revenues are recognised upon billing and transmission of electricity to the power grid controlled and owned by NCPGC.

4. **Financial (expenses) income, net**

| | Six months ended 30th June 2001 Rmb'000 | 2000 Rmb'000 |
|---|---|---|
| Interest income | 76,242 | 81,161 |
| Interest expenses | (84,765) | (71,479) |
| Exchange gain (loss) | 197 | (199) |
| | (8,326) | 9,483 |

5. **Taxation**

The PRC income tax for the six months ended 30th June 2001 was calculated at the rate of 33% on the estimated assessable profits for the period determined in accordance with the PRC income tax rules and regulations.

6. **Earnings Per Share**

The calculation of basic earnings per share for the six months ended 30th June 2001 was based on profit after taxation of approximately Rmb728,280,000 (2000 — Rmb650,718,000) and on the weighted average number of 5,162,849,000 (2000 — 5,162,849,000) shares which was calculated on the basis of 3,732,180,000 (2000 — 3,732,180,000) Domestic Shares and 1,430,669,000 (2000 — 1,430,669,000) H Shares.

No diluted earnings per share was presented, as there were no dilutive potential ordinary shares outstanding for the six months ended 30th June 2000 and 2001.

7. **Reserves**
**(in Rmb'000)**

| | Share Capital | Capital reserve | Statutory surplus reserve | Statutory public welfare fund | Discretionary surplus reserve | Dividends | Restricted reserve | Retained earnings | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance, 1st January 2000 | 5,162,849 | 3,653,421 | 540,081 | 228,675 | 1,970,250 | 309,771 | — | — | 11,865,047 |
| Dividends paid | — | — | — | — | — | (309,771) | — | — | (309,771) |
| Net profit | — | — | — | — | — | — | — | 650,718 | 650,718 |
| Transfer to reserves | — | — | 65,072 | 65,072 | 520,574 | — | — | (650,718) | — |
| Balance, 30th June 2000 | 5,162,849 | 3,653,421 | 605,153 | 293,747 | 2,490,824 | — | — | — | 12,205,994 |
| Balance, 1st January 2001 | 5,162,849 | 3,653,421 | 808,143 | 235,673 | 2,554,205 | 516,285 | — | — | 12,930,576 |
| Transfer between reserves | — | — | — | (229,518) | — | — | 229,518 | — | — |
| Dividends paid | — | — | — | — | — | (516,285) | — | — | (516,285) |
| Net profit | — | — | — | — | — | — | — | 728,280 | 728,280 |
| Transfer to reserves | — | — | 74,988 | 74,988 | 599,903 | — | (21,599) | (728,280) | — |
| Balance, 30th June 2001 | 5,162,849 | 3,653,421 | 883,131 | 81,143 | 3,154,108 | — | 207,919 | — | 13,142,571 |

On 6th March 2001, the Board of Directors proposed a dividend of Rmb0.10 per share, totalling approximately Rmb516,285,000, for the year ended 31st December 2000. The proposed dividend distribution was approved by the shareholders in the general meeting dated 29th April 2001.

On 6th March 2000, the Board of Directors proposed a dividend of Rmb0.060 per share, totalling approximately Rmb309,771,000, for the year ended 31st December 1999. The proposed dividend distribution was approved by the shareholders in the general meeting dated 28th April 2000.

In accordance with the relevant laws and regulations of the PRC and the Company's articles of association, the Company is required to appropriate 10% of its profit after taxation, determined based on the financial statements prepared in accordance with the PRC accounting standards and regulations ("PRC GAAP") to each of the statutory surplus reserve and statutory public welfare fund. In addition, it is the Company's current policy to transfer all unappropriated retained earnings to the discretionary surplus reserve. For the six months ended 30th June 2001, approximately Rmb74,988,000, Rmb74,988,000 and Rmb599,903,000 have been appropriated to the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, respectively.

In addition, pursuant to documents Cai Qi 2000 295, Cai Qi 2000 878 and Cai Kuai 2001 5, the deferred housing benefits generated from the sale of staff quarters which was approved by the government before the effective date of Cai Qi 2000 295, i.e. 6th September 2000, should be directly deducted from shareholders' equity starting from 2001. Accordingly, approximately Rmb229,518,000 which represented the deferred housing benefits balance as at 1st January 2001 has been directly deducted from the statutory public welfare fund under PRC GAAP. For IAS reporting purpose, the deferred housing benefits are amortised over the estimated average service life of the relevant employees. To reflect the reduction of the statutory public welfare fund, an amount equivalent to the deferred housing benefits balance was transferred from statutory public welfare fund to a restricted reserve specifically set up for this purpose. Upon future amortisation of the deferred housing benefits, an amount equivalent to the amortisation for the period will be transferred from the restricted reserve to the discretionary surplus reserve.

## II. REVIEW AND ANALYSIS OF OPERATIONS

During the Period, the Company benefited from the significant growth in electricity demand driven by China's domestic economic growth, as the country achieved a GDP growth of 7.9%. Net operating revenue registered a year-on-year growth of 19.72% as compared to the corresponding period last year, while net profit grew by 11.92%.

### (1) Operating conditions

During the Period, the Company's installed capacity amounted to 4,650MW. Electricity generation amounted to 12,447,333MWh, representing a growth of 22.28% as compared to the corresponding period last year. On-grid electricity increased by 22.26% to 11,563,345MWh. The growth in electricity generation and on-grid electricity was mainly attributable to the Company's expanded installed capacity and the increase in electricity demand driven by domestic economic growth.

### (2) Cost control

During the Period, the Company continued to pursue effective management over operating plants and proactive and stringent cost controls. A responsibility system with economic targets to achieve was conscientiously implemented during the Period. A strong focus was placed on enhancing equipment operational safety standards and on articulately organizing the overhaul programs for generating units so as to upgrade equipment operational quality. Meanwhile, the Company continued to adopt measures in energy conservation. Quality inspection of received coal was enhanced with strengthened efforts in demanding compensation for sub-standard supplies. As a result of effective management, the Company's coal consumption for electricity generation decreased by 3g/KWh, as compared to the corresponding period last year, while the unit fuel cost basically remained at the same level as 2000.

### (3) Business expansion

During the Period, the Company continued to pursue a proactive, expansionary strategy on the back of its technical, professional and financial strengths, fully capitalizing on the opportunities arising from the restructuring and realignment of the power market:

(i) The Board of Directors of the Company approved the acquisition of an 80% equity interest in Shanxi Datong Pingwang Heat and Power Company Limited, a company that constructs and operates two 200MW units in Shanxi Province.

(ii) The Board of Directors of the Company approved the increase of equity interest from 15% to 70% in Yunnan Datang Honghe Power Generation Company Limited (previously named as Yunnan Kaiyuan Power Generation Company Limited), a company that constructs and operates two 300MW units in Yunnan Province, and the investment in and establishment of Gansu Datang Liancheng Power Generation Company Limited (55% owned by the Company), a company that constructs and operates two 300MW units in Gansu Province. The two aforesaid investments were approved at the extraordinary general meeting of the Company convened on 14th August 2001.

(iii) The Company's projects under construction continued with smooth progress:

- Unit 8 of Zhang Jia Kou Power Plant Phase II (300MW), the first unit of Panshan Power Plant Phase II (2 x 600MW) and the hydroelectric power units of Fengning Hydropower Plant (2 x 10MW) are successively scheduled for commercial operation in the second half of 2001.
- Construction of Inner Mongolia Tuoketuo Power Plant Phase I (2 x 600MW) has begun and civil construction work is well underway.

### (4) Financial conditions

As at 30th June 2001, total assets and shareholders' equity of the Company and its subsidiaries amounted to approximately Rmb20,708,120,000 and Rmb13,142,571,000, respectively. The asset-liability ratio was 36.5%, representing an increase of 1.2% compared to that of 31st December 2000; the gearing ratio was 40.7% (total of short-term and long-term loans over equity), representing an increase of 1.4% compared to that of 31st December 2000.

As at 30th June 2001, short-term loans of the Company and its subsidiaries amounted to approximately Rmb489,600,000; long-term loans, including current portion of approximately Rmb210,746,000, amounted to approximately Rmb4,857,600,000.

As at 30th June 2001, net current assets of the Company and its subsidiaries amounted to approximately Rmb2,151,822,000; cash and bank deposits amounted to approximately Rmb3,818,989,000.

As at 30th June 2001, there were no trust deposit or overdue fixed deposit.

### (5) Future Prospects

The Chinese government will continue to adopt proactive financial policies in 2001 to drive economic growth by increasing domestic demand and accelerating the development of western regions. These measures will create favorable market conditions to the Company's future development and bring more development opportunities to the Company. The Company will fully utilize its all strengths and continue to develop and expand its international and domestic business operations on the back of its unique strengths.

In the second half of 2001, the Company will focus on the following:

(1) Active use of capital and faster pace in mergers and acquisitions to expand the Company's production capacity, with a view to maximizing shareholder value;

(2) Strengthening of safety management and the improvement of the quality of equipment maintenance and repair, to ensure the achievement of annual electricity generation targets;

(3) Ongoing efforts to enhance financial management, to control and reduce operating costs; and

(4) Focus on the management of projects under construction and the quality of installation work so as to ensure the commissioning of Unit 8 (300MW) of Zhang Jia Kou Power Plant Phase II, the first unit (600MW) of Panshan Power Plant Phase II and the hydroelectric power units of Fengning Hydropower Plant (2 x 10MW) will commence smoothly as scheduled.

## III. SHARE CAPITAL AND DIVIDENDS

### 1. Share Capital

No new shares were issued by the Company during the Period. As at 30th June 2001, the total share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1.00 each.

### 2. Substantial Shareholders

During the Period, substantial shareholders holding more than 10% of the shares of the Company during the Period were as follows:

| Name of shareholder | Class of shares | Number of shares | Percentage of shares capital (%) |
|---|---|---|---|
| North China Power Group Company | Domestic Shares | 1,828,768,200 | 35.43 |
| Beijing International Power Development and Investment Company | Domestic Shares | 671,792,400 | 13.01 |
| Hebei Construction Investment Company | Domestic Shares | 671,792,400 | 13.01 |
| Tianjin Jinneng Investment Company | Domestic Shares | 559,827,000 | 10.84 |

### 3. Dividends

Pursuant to a resolution of the Board of Directors' meeting held on 6th March 2001 and as approved at the Annual General Meeting held on 29th April 2001, the Company declared a dividend of Rmb0.1 for the year 2000 payable to shareholders whose names appear on the Company's register of members on 30th March 2001. Such dividend had been distributed before 30th June 2001. Dividends paid to domestic shareholders were declared and paid in Rmb. Dividends paid to foreign shareholders were declared in Rmb and paid in Hong Kong Dollars.

The Board of Directors does not recommend any interim dividend for 2001.

### 4. Shareholdings of the Directors and supervisors

At any time during the Period, none of the Directors, supervisors, their spouses and children under 18 years old held or owned the interest of any equity or debt securities of the Company or any of its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance) or was granted the right to subscribe for or purchase equity or debt securities of the Company or any of its associated corporations.

## IV. USE OF PROCEEDS

The Company's shares were listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange on 21st March 1997. Net proceeds were approximately Rmb5.702 million. As at 30th June 2001, total proceeds had been utilized as follows:

- approximately Rmb1,253 million for investment in Phase II of Zhang Jia Kou Power Plant;
- approximately Rmb765 million for investment in Tianjin Datang Panshan Power Company Limited;
- approximately Rmb301 million for investment in Inner Mongolia Datang Tuoketuo Power Generation Company Limited;
- approximately Rmb1,383 million for acquisition of Unit 1 of Zhang Jia Kou Power Plant.

## V. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Period, the Company had not purchased, sold or redeemed any of the its listed securities.

## VI. SIGNIFICANT MATTERS

1. The Board of Directors of the Company was authorised to issue new shares equivalent to not more than 20% of the Company's issued share capital at the 2000 Annual General Meeting held on 29th April 2001.

2. At the Annual General Meeting held on 29th April 2001, the following people were re-elected as the 4th session of the Board of Directors of the Company: Zhai Ruoyu, Yu Hongji, Zhang Yi, Yang Hongming, Wang Xianzhou, Hu Shengmu, Yang Jiayi, Liu Haixia, Su Tiegang, Ye Yonghui, Tong Yushang, Zhang Wantuo, Xu Daping, Wu Zhentao. The following people were re-elected as the 4th session of the Supervisory Committee of the Company: Zhang Jie, Shi Xiaofan, Fu Guoqiang. The above appointments have been effective from 1st July 2001.

## VII. CODE OF BEST PRACTICE

During the Period, the Company had complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

By Order of the Board
**Zhai Ruoyu**
*Chairman*

Beijing, 14th August 2001

*The interim report of the Company for the six months ended 30th June 2001 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will subsequently be published on The Stock Exchange of Hong Kong Limited's website in due course.*





# 北京大唐发电股份有限公司
# BEIJING DATANG POWER GENERATION COMPANY LIMITED

*(A sino-foreign joint stock limited company incorporated in the People's Republic of China)*

## CONNECTED TRANSACTION

According to Resolutions regarding the Investment and Expansion of Construction of Tuoketuo Power Plant Phase II passed at the 14th Shareholders' General Meeting of Inner Mongolia Datang Tuoketuo Power Generation Co., Ltd. ("Tuoketuo Power Generation Co.") (the "Resolutions of the 14th Shareholders' General Meeting of Tuoketuo Power Generation Co."), Tuoketuo Power Generation Co. shall continue to undertake construction of the Inner Mongolia Tuoketuo Power Plant (the "Tuoketuo Plant") Phase II; it shall increase its total investment and registered capital; and Beijing Datang Power Generation Company Limited (the "Company"), Beijing International Power Development and Investment Company ("BIC") and Inner Mongolia Mengdian Huaneng Power Generation Company Limited ("Meng Hua") shall (a) contribute in cash to the increased registered capital of Tuoketuo Power Generation Co., and (b) provide guarantees for the financing arrangements made by Tuoketuo Power Generation Co., both according to their investment interests of 60%, 25% and 15% respectively in Tuoketuo Power Generation Co.

The guarantees to be provided by the Company constitute a connected transaction for the Company in the form of financial assistance under Rule 14.25(2)(b) of the Listing Rules and the Company is required to disclose such transaction in this announcement and its next published annual report and accounts.

### INTRODUCTION

Tuoketuo Power Generation Co. was established on 17 November 1995 in Huhehaote of the Inner Mongolia Autonomous Region. Its principal business is power generation. The present investors of Tuoketuo Power Generation Co. are the Company, BIC and Meng Hua, and their investment interests in Tuoketuo Power Generation Co. are 60%, 25% and 15% respectively.

On 15 January 2002, Tuoketuo Power Generation Co. held its 14th Shareholders' General Meeting and passed the Resolutions of the 14th Shareholders' General Meeting of Tuoketuo Power Generation Co. It was resolved that Tuoketuo Power Generation Co. shall continue to undertake construction of the Tuoketuo Plant Phase II; it shall increase its total investment and registered capital; and the Company, BIC and Meng Hua shall increase their investments in Tuoketuo Power Generation Co. according to their investment interests of 60%, 25% and 15% respectively in Tuoketuo Power Generation Co., for the construction of Tuoketuo Plant Phase II.

### INCREASE IN INVESTMENT

The Phase I project undertaken by Tuoketuo Power Generation Co. (two 600MW coal-fuelled power generation units) is under construction. The project of Tuoketuo Plant Phase II will be the construction of two other 600MW coal-fuelled power generation units and the project proposal of this phase has been approved by the State Development Planning Commission. Construction will commence in 2002 and the two coal-fuelled power generation units under the Phase II project are expected to be completed in 2004 and 2005 respectively.

Pursuant to the Resolutions of the 14th Shareholders' General Meeting of Tuoketuo Power Generation Co., the total investment of Tuoketuo Power Generation Co. shall increase by approximately RMB4 billion and its registered capital shall increase by approximately RMB0.8 billion (the increase amounts of both the total investment and the registered capital being subject to the final amounts as approved by the State) in order to undertake the construction of Tuoketuo Plant Phase II. The total investment and the registered capital of Tuoketuo Power Generation Co. for the construction of Tuoketuo Plant Phases I and II will increase to approximately RMB10 billion and RMB2 billion respectively (both the total investment and the registered capital being subject to the final amounts as approved by the State).

The contributions to the increased registered capital of Tuoketuo Power Generation Co. will be made in cash by the Company, BIC and Meng Hua according to their investment interests of 60%, 25% and 15% respectively in Tuoketuo Power Generation Co. and at the same terms. The contributions shall be made in phases as the amounts and timing of such contributions shall be based on the progress of the construction work.

Accordingly, the Company shall contribute approximately RMB0.48 billion to the registered capital of Tuoketuo Power Generation Co. Such amount will be funded by the Company's own internal financial resources.

According to the Resolutions of the 14th Shareholders' General Meeting of Tuoketuo Power Generation Co., the funding requirement for the construction of Tuoketuo Plant Phase II in excess of contributions to the registered capital shall be satisfied by financing. The three investors will provide guarantees for such financing arrangements according to the ratio of their investment interests.

The Company will, therefore, provide several (but not joint and several) guarantees of 60% of the financing arrangements made by Tuoketuo Power Generation Co. for the construction of Tuoketuo Plant Phases I and II upon normal commercial terms if so required. The maximum amount of such guarantees will be RMB4.8 billion for the two phases.

As BIC's shareholding in the Company amounts to approximately 13.01% of the registered capital of the Company, BIC is a substantial shareholder of the Company pursuant to the Listing Rules. The above guarantees to be provided by the Company constitute a connected transaction for the Company in the form of financial assistance under Rule 14.25(2)(b) of the Listing Rules and the Company is required to disclose such transaction in this announcement and its next published annual report and accounts.

### REASONS FOR THE INCREASE IN INVESTMENT

The principal business of the Company is to develop, construct, own and operate power plants. The Board of Directors believes that the increase of investment mentioned above will expand the production capacity of the Company, broaden the asset base, optimise the integral cost for power generation in the north east region, strengthen the Company's regional competitive edge, enlarge its market share and increase the return for shareholders. The Board of Directors believes that the terms of the above transaction are fair and reasonable.

Tuoketuo Power Generation Co. is close by the Zhungeer coal mine (about 38 kilometres away). The coals required may be transported directly by exclusive railway. Therefore, the fuel cost is low.

Upon the completion of Tuoketuo Plant Phase II when the two 600MW power generation units commence operation, the electric power so generated will be transmitted to regions of Beijing, Tianjin and Tangshan, in order to satisfy part of the power demand in such regions, and at the same time, to achieve economies of scale of the Company.

By order of the Board
**Beijing Datang Power Generation Company Limited**
**Yang Hongming**
*Company Secretary*

Beijing, 1 February 2002

北京大唐发电股份有限公司

**BEIJING DATANG POWER GENERATION COMPANY LIMITED**

*(A Sino-foreign Joint Venture Limited Company incorporated in the People's Republic of China)*

Riding the Waves
Powering Ahead

# ANNOUNCEMENT OF 2001 ANNUAL RESULTS

## ◆ Financial Highlights ◆

- On-grid electricity for the year 2001 amounted to 24,590,612MWh, representing an increase of 18.51% over 2000
- Consolidated operating revenue amounted to approximately Rmb6,550,620,000, representing an increase of 15.04% over 2000
- Consolidated net profit amounted to approximately Rmb1,438,060,000, representing an increase of 4.56% over 2000
- Earnings per share amounted to Rmb0.28, representing an increase of Rmb0.01 per share over 2000

## I. ANNUAL RESULTS

*The Board of Directors of Beijing Datang Power Generation Company Limited (the* "Company") hereby announces the audited operating results of the Company and its subsidiaries prepared in conformity with the International Financial Reporting Standards for the year ended 31st December 2001 (the "Year"), together with the operating results of the corresponding period in 2000 (the "Previous Year") for comparison. Such operating results *have been reviewed and confirmed by the Company's Audit Committee.*

The Company's consolidated operating revenue for the Year was approximately Rmb6,550,620,000, representing a 15.04% growth compared to the Previous Year. Consolidated net profit amounted to approximately Rmb1,438,060,000, representing a 4.56% growth over the Previous Year. Earnings per share amounted to Rmb0.28, representing a net increase of Rmb0.01 over the Previous Year.

In view of the positive operating results, the Board of Directors has recommended a dividend of Rmb0.17 per share for the Year.

*The Board of Directors is satisfied with the above results. Please refer to the audited* consolidated income statement set out below for details of the operating results.

**CONSOLIDATED INCOME STATEMENT**
**For the year ended 31st December 2001**
*(All amounts expressed in thousands of Renminbi, except per share data)*

| | Note | 2001 | 2000 |
|---|---|---|---|
| **Operating revenue** | 2 | 6,550,620 | 5,694,195 |
| **Operating costs** | | | |
| Local government surcharges | | (86,749) | (73,554) |
| Fuel | | (1,954,115) | (1,686,775) |
| Repair and maintenance | | (220,468) | (194,281) |
| Depreciation | | (1,071,866) | (904,356) |
| Wages and staff welfare | | (364,163) | (285,887) |
| Others | | (755,544) | (505,840) |
| Total operating costs | | (4,452,905) | (3,650,693) |
| **Operating profit** | | 2,097,715 | 2,043,502 |
| **Share of profit of an associate** | | 3,913 | — |
| **Interest income** | | 144,507 | 171,698 |
| **Finance costs** | | (99,974) | (144,643) |
| **Profit before taxation** | | 2,146,161 | 2,070,557 |
| **Taxation** | 3 | (714,492) | (695,257) |
| **Profit after taxation** | | 1,431,669 | 1,375,300 |
| **Minority interests** | | 6,391 | — |
| **Net profit** | | 1,438,060 | 1,375,300 |
| **Proposed dividends** | 4 | 877,684 | 516,285 |
| **Earnings per share, basic (Rmb)** | 5 | 0.28 | 0.27 |
| ***Proposed dividend per share (Rmb)*** | 5 | 0.17 | 0.10 |

*Notes*

1. **Basis of presentation**

The accompanying consolidated income statement is extracted from the audited financial statements prepared in accordance with International Financial Reporting Standards, as published by International Accounting Standards Board.

2. **Operating revenue**

Operating revenue represents amount of tariffs billed for electricity generated and transmitted to North China Power Group Company ("NCPGC"), the substantial shareholder. Tariff revenues are billed and recognised upon billing and transmission of electricity to the power grid controlled and owned by NCPGC.

3. **Taxation**

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

Deferred taxes are provided under the balance sheet liability method in respect of significant temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilised.

4. **Profit appropriations**

*Dividends*

On 6th March 2001, the Board of Directors proposed a dividend of Rmb0.10 per share, totaling approximately Rmb516,285,000, for the year ended 31st December 2000. The proposed dividend distribution was approved by the shareholders in the general meeting dated 29th April 2001.

On 5th March 2002, the Board of Directors proposed a dividend of Rmb0.17 per share, totaling approximately Rmb877,684,000 for the year ended 31st December 2001. The proposed dividend distribution is subject to the shareholders' approval in their general meeting.

*Surplus reserve and statutory public welfare fund*

In accordance with the relevant laws and regulations of the PRC and the Company's articles of association, the Company is required to appropriate 10% of its net profit determined based on the financial statements prepared in accordance with the PRC accounting standards and regulations ("PRC GAAP") to each of the statutory surplus reserve and statutory public welfare fund. For the year ended 31st December 2001, approximately Rmb142,845,000 (2000: 137,530,000) and Rmb142,845,000 (2000: 137,530,000) have been appropriated to statutory surplus reserve and statutory public welfare fund, respectively.

In accordance with the Company's articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting. The Company's current policy is to transfer all unappropriated retained earnings to the discretionary surplus reserve.

5. **Earnings per share and dividend per share**

The calculation of basic earnings per share for the year ended 31st December 2001 was based on the consolidated net profit of approximately Rmb1,438,060,000 (2000: Rmb1,375,300,000) and on the weighted average number of 5,162,849,000 shares (2000: 5,162,849,000 shares) in issue during the year.

Dividend per share for the year ended 31st December 2001 was calculated based on the proposed dividends of approximately Rmb877,684,000 (2000: Rmb516,285,000) divided by the number of 5,162,849,000 shares (2000: 5,162,849,000 shares) in issue as at 31st December 2001 and 2000.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding for the years ended 31st December 2001 and 2000.

## II. MANAGEMENT DISCUSSION AND ANALYSIS

China's economy continued to grow steadily during the Year with national GDP growth reaching 7.3%. The Beijing-Tianjin-Tangshan ("BTT") area, the major area served by the Company, continued to outgrow the national average with a 9.92% GDP growth.

Driven by economic growth and benefiting from the launch of large-scale development projects in West China as well as the implementation of West-to-East power transmission projects, and also due to the Company's pro-active and effective management, the Company was able to maintain safe and stable power generation and achieve solid profit growth, whilst rolling out its expansion strategy outside of the BTT area.

### (1) Operating Conditions

As at 31st December 2001, the Company and its subsidiaries (collectively the "Group") *owned installed capacity of 4,950MW, and another 620MW which had* commenced on-grid power generation and will enter into commercial operation in 2002. Total power generation for the Year amounted to 26,477,988MW, representing an 18.58% growth over the Previous Year. A total of 24,590,612MWh of on-grid electricity was completed, representing a growth of 18.51% over the Previous Year. A total of 5,477 utilisation hours were recorded and the equivalent availability factor of *the Company's units was 92.35%. The increase in power generation was mainly* attributable to the expansion of the Group's installed capacity, increased demand for power supply driven by domestic economic growth and the safe and stable operation of the Group's power generation equipment.

### (2) Operational Management

The Company secured operating revenues of approximately Rmb6,550,620,000 during the Year, representing an increase of 15.04% over the Previous Year. Consolidated net profit amounted to approximately Rmb1,438,060,000, representing an increase of 4.56% over the Previous Year. The operating targets for 2001 set by the Board of Directors at the beginning of the Year were achieved and exceeded.

During the Year, the Company continued to exercise stringent cost-control measures and conscientiously implemented the system of accountability for financial targets. Measures to reduce consumption of energy were upkept and budget estimates were set to facilitate effective control over expenditures. As a result, the Company's unit fuel cost was lowered by Rmb0.88/MWh when compared to that of the Previous Year and the coal consumption rate for electricity generation was reduced by 2.96g/KWh when compared to that of the Previous Year.

### (3) Business Expansion

The construction projects of the Company progressed smoothly during the Year. Power units with capacity of 300MW commenced commercial operation during the Year, and another 620MW commenced on-grid power generation. Breakthroughs were achieved in preliminary project works which ensured continued growth in the Company's production capacity.

- Unit 8 (300MW) at Zhang Jia Kou Power Plant commenced commercial operation during the Year, bringing the total installed capacity of the plant to 2,400MW making it the largest power plant of the Group and in North China, as well as the second largest power plant throughout the nation;
- Unit 1 of Tianjin Datang Panshan Power Generation Company Limited ("Tianjin Datang Panshan"), the first 600MW unit of the Group, commenced on-grid power generation during the Year and commenced *commercial operation in January 2002. It is currently the largest unit of* the Group as well as in the BTT power grid in terms of unit capacity;
- Units 1 and 2 of Hebei Huaze Hydropower Development Company Limited (2 X 10MW) commenced on-grid power generation during the Year and will commence commercial operation in 2002, ending its history of dependence on coal-fired generation and marking the Group's breakthrough in hydropower and its first step towards the strategy of dual emphasis on hydropower and coal-fired power;
- Yunnan Datang Honghe Power Generation Company Limited ("Datang Honghe") and Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng") were established during the Year. Project proposals for the two ventures have been approved by the State, marking the Group's expansion beyond North China and opening up more extensive market frontiers for the Group's swift trans-regional development.
- The Company acquired a 60% equity interest in Shanxi Datang Shentou *Power Generation Company Limited ("Datang Shentou") and an 80%* equity interest in Shanxi Datang Pingwang Heat and Power Company Limited ("Datang Pingwang") during the Year. Feasibility studies for the power plants developed by Datang Shentou (2 X 500MW) and Datang Pingwang (2 X 200MW) have been approved by the State and construction works' will commence shortly. Hebei Datang Tangshan *Thermal Power Co Ltd ("Datang Tangshan Thermal") was formed* during the Year. The feasibility study for Phase I technological upgrade works (1 X 300MW) has been submitted to the State for approval.
- The construction of Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo Power") Phase I (2 X 600MW) progressed smoothly. The first generation unit is expected to commence on-grid power generation in 2003.

### (4) Financial Analysis

- *Operating Results*

The Group's consolidated operating revenues amounted to approximately Rmb6,550,620,000 during the Year, representing an increase of 15.04% over the Previous Year. Consolidated net profit amounted to Rmb1,438,060,000, representing an increase of 4.56% over the Previous Year. Earnings per share amounted to Rmb0.28, representing an increase per share of Rmb0.01 over the Previous Year. The Group's profit growth was mainly attributed to the increase of its on-grid electricity and of its sales revenue, as well as the effective control of its costs.

During the Year, the Group's on-grid electricity increased by 18.51% over the Previous Year, while sales revenue increased by 15.04% over the Previous Year. The Group's operating costs increased by 21.97% over the Previous Year mainly due to the Company's acquisition of Unit 2 of Zhang Jia Kou Power Plant on 1st October 2000 and the on-grid power generation of Unit 7 and Unit 8 of Zhang Jia Kou Power Plant in December 2000 and August 2001, respectively. This led to an increase of assets which in turn led to an increase of depreciation costs on fixed assets. The corresponding costs caused by the increase in power generation also increased other operating costs. However, the Group's unit fuel cost decreased by Rmb0.88/MWh and the coal consumption rate for electricity generation decreased by 2.96g/KWh when compared to the Previous Year as a result of the Group's rigid and effective cost controls and the increase in on-grid electricity. As a consequence, the Company's profit increased by 4.56% over the Previous Year.

In view of the positive operating results, the Board of Directors has recommended a dividend of Rmb0.17 per share for the Year.

- *Financial Position*

As at 31st December 2001, total assets of the Group amounted to approximately Rmb23,190,043,000, representing an increase of Rmb3,203,898 over the Previous Year. Total liabilities amounted to approximately Rmb8,807,802,000, representing an increase of Rmb2,155,695,000 over the Previous Year. Minority interests amounted to Rmb529,890,000, representing an increase of approximately Rmb126,428,000 over the Previous Year. Shareholders' equity amounted to Rmb13,852,351,000, representing an increase of approximately Rmb921,775,000 over the Previous Year. The increase in total assets owned by the Group mainly reflected the implementation of the Group's expansion strategy and the increase in investments in projects under construction by the Company.

- *Liquidity*

As at 31st December 2001, the Group's asset-to-liability ratio (i.e. the ratio between total assets and total liabilities, excluding minority interests) of the Group was 37.98%. The net equity-to-debt ratio (i.e. (total debt — cash and cash equivalents — short term bank deposits for over 3 months — investments held for trading)/shareholders' equity) was 14.74%.

Cash

As at 31st December 2001, the Group had total cash and cash equivalents and short-term bank deposits for over 3 months amounting to approximately Rmb4,503,168,000, among which the equivalent of approximately Rmb2,521,506,000 of deposits was held in foreign currencies. The Company had no trust deposits or overdue fixed deposit during the Year.

Borrowings

As at 31st December 2001, the Group had short-term loans of approximately Rmb241,120,000 at an annual interest rate of 5.85%. Long-term loans (excluding those repayable within 1 year) amounted to approximately Rmb6,229,064,000 and long-term loans repayable within 1 year amounted to approximately Rmb360,356,000 at annual interest rates of 3.0% to 6.2%, including USD loans equivalent to approximately Rmb590,450,000.

As at 31st December 2001, the Company provided guarantee of approximately Rmb2.3 billion for loan facilities granted to its subsidiaries. The Group did not provide any form of guarantee for any company outside the Group.

### (5) Outlook for 2002

China's successful bid for hosting the 2008 Olympic Games and her WTO entry have generated enormous new business opportunities for the nation as well as Beijing, and in particular for a power generation company that mainly serves the BTT area such as the Company. As most of the new installed capacities for satisfying the area's power demand will be built by the Group, annual growth in its power generation is virtually assured. Meanwhile, the kick-off of the West-to-East power transmission policy and *relatively high demand for power supply in the eastern coastal regions are creating* favourable conditions for the Group's expansion beyond the BTT area. The Group's profitability will improve when tariffs for Units 5–8 of Zhang Jia Kou Power Plant are approved. However, we should avoid over-optimism towards the Group's operating situation as there are still many uncertainties affecting the power sector. Co-incidental commissioning of new units and increased trans-regional power supply might result in *less utilisation hours for the Group's existing power generation units, while rising fuel* prices might affect the Group's profitability. In view of the above, the Group will continue to strengthen internal management, ensure production safety, procure active yet steady progress for ongoing and new projects, with a view to preserving and enhancing shareholders' value. The Group shall:

1. Actively pursue business expansion to strengthen the Group's competitive advantages:
   - The Board of Directors of the Company has already decided to further invest an amount of approximately Rmb480 million in Datang Tuoketuo Power to continue the construction of its Phase II (2 X 600MW). The proposal of the Phase II project has already been approved by the State. With Phases I and II to be constructed in a row, Datang Tuoketuo Power's total installed capacity will reach 2,400MW, making it one of the two largest power plants in North China alongside Zhang Jia Kou Power Plant.
   - *The Board of Directors of the Company has already decided to* further invest an amount of approximately Rmb202 million in Datang Tangshan Thermal to continue the construction of its Phase II technological upgrade project (1 X 300MW). The proposal of the Phase II project has already been approved by the State.
   - The Board of Directors of the Company has already decided to invest an amount of approximately Rmb43 million to jointly form a project company with Beijing Thermal Group, for the purpose of constructing Gao Jing Power Plant's thermal pipeline project. The proposal of the project has been approved by government authorities, and construction works are expected to commence within 2002.
2. Complete preliminary works for the following projects so that conditions for construction may be available within 2002: the Datang Pingwang thermal project (2 X 200MW), the Datang Shentou project (2 X 500MW), the Datang Liancheng project (2 X 300MW), Datang Tuoketuo *Power Phase II (2 X 600MW) and Datang Tangshan Thermal Phase I* (1 X 300MW).
3. Procure completion of construction to ensure commencement of operation of Unit 2 of Tianjin Datang Panshan (600MW) within 2002.
4. Continue to enhance management of production safety and ensure safe and stable operation of all generation units.
5. Actively procure the renewal and establishment of the Group's management information system and fully implement the Group's financial management model and innovative measures for job functions, work approaches and operating mechanisms.
6. Continue to explore new sources for revenues and opportunities for cost savings and seek growth in sales revenues by increasing power generation, raising tariffs and optimising on-grid electricity structures.

## III. SHARE CAPITAL AND DIVIDENDS

### (1) Share Capital

No new shares were issued by the Company during the Year. As at 31st December 2001, the total share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1.00 each.

### (2) Substantial Shareholders

As at 31st December 2001, substantial shareholders holding more than 10% of the shares of the Company were as follows:

| Name of shareholder | Class of shares | Number of shares | Percentage of share capital (%) |
|---|---|---|---|
| North China Power Group Company | Domestic Shares | 1,828,768,200 | 35.43 |
| Beijing International Power Development and Investment Company | Domestic Shares | 671,792,400 | 13.01 |
| Hebei Construction Investment Company | Domestic Shares | 671,792,400 | 13.01 |
| Tianjin Jinneng Investment Company | Domestic Shares | 559,827,000 | 10.84 |

### (3) Dividends

The Board of Directors has declared dividends for the Year of Rmb0.17 per share. *Dividends to be distributed to domestic shareholders will be declared and paid in* Rmb, while those to be distributed to foreign shareholders will be declared in Rmb but paid in Hong Kong Dollars. Hong Kong Dollar exchange rate for the purpose of dividends payment shall be based on the average of the closing rates of the Hong Kong Dollar/Rmb exchange rates quoted by the People's Bank of China on each business day within the week immediately prior to payment. The dividends will be distributed on 30th June 2002.

## IV. USE OF PROCEEDS

The Company's shares were listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange on 21st March 1997. Net proceeds were Rmb3.702 billion. As at 31st December 2001, total proceeds had been utilised as follows:

- approximately Rmb1.383 billion for acquisition of Unit 1 of Zhang Jia Kou Power Plant;
- approximately Rmb1.253 billion for the development of Zhang Jia Kou Power Plant Phase II;
- approximately Rmb0.765 billion for investment in Tianjin Datang Panshan Power Plant;
- approximately Rmb0.301 billion for investment in Inner Mongolia Datang Tuoketuo Power Plant.

## V. SIGNIFICANT MATTERS

### (1) Disposal of Staff Quarters

The Company and its subsidiaries have finalised a scheme for selling staff quarters to its staff in 1999. Under the scheme, the Company and its subsidiaries would provide housing benefits, which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, to its staff to enable them to buy staff quarters from the Company and its subsidiaries at preferential prices. The estimated housing benefits are expected to benefit the Company and its subsidiaries over 10 years which is the estimated remaining average service life of 10 years of the relevant employees. Upon completion of the sales of staff quarters to the employees, the housing benefits incurred are recorded by offsetting against the accruals previously made and the remaining balance is recorded as a deferred asset to be amortised over the remaining average service life of the relevant employees.

(2) During the Year, the Company actively enhanced capital operation. The Company's American Depositary Receipts ("ADRs") have been approved by the China Securities Regulatory Commission and the U.S. Securities and Exchange Commission to trade in the U.S. market.

## VI. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Year, the Company has not purchased, sold or redeemed any of the its listed securities.

## VII. CODE OF BEST PRACTICE

During the Year, the Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

By Order of the Board
**Zhai Ruoyu**
*Chairman*

Beijing, 5th March 2002

*The 2001 annual report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will subsequently be published on The Stock Exchange of Hong Kong Limited's website within 21 days from the date of this announcement.*



# BEIJING DATANG POWER GENERATION COMPANY LIMITED
# 北京大唐發電股份有限公司

*(Incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)*

# PROPOSAL FOR ISSUE OF BONDS CONVERTIBLE INTO NEW H SHARES OF THE COMPANY

The Directors are pleased to announce its proposal to issue up to US$300 million in principal amount of bonds convertible into new H Shares of the Company. The Convertible Bonds are proposed to be in the form of US dollar denominated convertible bonds and application will be made to list the Convertible Bonds on the Luxembourg Stock Exchange. The Convertible Bonds are expected to be offered only to professional and institutional investors, and shareholders of the Company will not be entitled to subscribe for the Convertible Bonds solely by virtue of their shareholdings in the Company. There will not be a public offering of the Convertible Bonds.

The Board is of the view that the issue of the Convertible Bonds will allow the Company to take advantage of the current favourable low interest rate environment, thereby lowering the Company's overall funding cost.

A circular containing, among other things, the letter from the Chairman of the Board and notices convening the Extraordinary General Meeting, the H Class Meeting and the Domestic Class Meeting will be dispatched to the shareholders of the Company as soon as possible.

**Proposed Issue of the Convertible Bonds**

The Directors are pleased to announce that the Company proposes to issue up to US$300 million in principal amount of bonds convertible into new H Shares. The Convertible Bonds are proposed to be in the form of US dollar denominated convertible bonds. Application will be made to list the Convertible Bonds on the Luxembourg Stock Exchange. The issue size, interest rate, conversion price, exchange rate structure and timing of the issue of Convertible Bonds will be determined by the Board after careful consideration and taking into account the prevailing market conditions and all other relevant factors at that time. Other terms and conditions of the Convertible Bonds will also be determined by the Board prior to the proposed issue of Convertible Bonds. The Convertible Bonds are expected to be offered only to professional and institutional investors, and shareholders of the Company will not be entitled to subscribe for the Convertible Bonds solely by virtue of their shareholdings in the Company. There will not be a public offering of the Convertible Bonds.

The Convertible Bonds have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States unless the Convertible Bonds are registered or an applicable exemption from registration is available.

The proposed issue of Convertible Bonds will be conditional on, among other things, (i) the obtaining of approvals of holders of Shares at the Extraordinary General Meeting as well as approvals of holders of H Shares and of holders of Domestic Shares at separate class meetings; (ii) the obtaining of approvals or consents from the relevant PRC regulatory authorities including the SDPC, the CSRC and the SAFE; (iii) the granting by the Hong Kong Stock Exchange of approval for the listing of and permission to deal in the new H Shares to be issued upon conversion (if any) of the Convertible Bonds; (iv) the admission of the new H Shares to be issued upon conversion (if any) of the Convertible Bonds to the official list of the UK Listing Authority and for such new H Shares to be admitted to trading on the London Stock Exchange's market for listed securities; and (v) the granting of approval for the listing of the Convertible Bonds on the Luxembourg Stock Exchange.

**Proposed Use of Proceeds**

The net proceeds of the proposed issue of Convertible Bonds are expected to be used to finance the Company's foreign exchange requirements for the following:

(a) funding the purchase of imported equipment for use in power generation plants for an aggregate amount of up to US$220 million; and

(b) any remaining balance will be used for refinancing part of the Company's current foreign exchange borrowings.

Subject to the final issue size of the Convertible Bonds, it is currently expected that the net proceeds represent approximately 96% of the issue size.

**Reasons for the Issue of Convertible Bonds**

The Board has carefully considered different financing options for the funding requirements of the Company as set out above and believes the proposed issue of Convertible Bonds to be the most appropriate option for the Company for the following reasons:

(a) a convertible bond issue would allow the Company to take advantage of the current favourable low interest rate environment, thereby lowering the Company's overall funding cost;

(b) a convertible bond issue would generally allow the issuer to pay a lower interest coupon payment than would be the case for a straight bond issue; and

(c) the proposed issue of Convertible Bonds would not lead to any immediate dilution on the Company's basic earnings per Share which would arise in the case of a new issue of H Shares.

**Impact on Shareholders**

and of the holders of H Shares and of the holders of Domestic Shares will be proposed to approve, among other thing, the issue of the Convertible Bonds. At the Extraordinary General Meeting, the H Class Meeting and the Domestic Class Meeting, special resolutions will be proposed to authorise the Board to make all appropriate and necessary amendments to Article 15 of the Articles of Association to reflect the increase in the registered capital of the Company upon conversion (if any) of the Convertible Bonds. Notices of the Extraordinary General Meeting and the H Class Meeting are set out at the end of this announcement.

**Definitions**

In this announcement, the following expressions have the following meanings, unless the context otherwise requires:

| | |
|---|---|
| "Articles of Association" | The articles of association of the Company |
| "BIPDIC" | 北京國際電力開發投資公司 (Beijing International Power Development Investment Company) |
| "Board" | The board of Directors |
| "Company" | 北京大唐發電股份有限公司 (Beijing Datang Power Generation Company Limited), incorporated as a Sino-foreign joint stock limited company in the PRC with limited liability |
| "Convertible Bonds" | Up to US$300 million in principal amount of bonds proposed to be issued by the Company which are convertible into new H Shares |
| "CSRC" | 中國證券監督管理委員會 (China Securities Regulatory Commission) |
| "Directors" | Directors of the Company |
| "Domestic Class Meeting" | The class meeting of the holders of Domestic Shares to be held on 10 May, 2002 at 10:30 a.m. at the conference room of the Company, 8/F, No. 482 Guanganmennei, Avenue, Xuanwu District, Beijing, the PRC and any adjournment thereof |
| "Domestic Shares" | Renminbi denominated ordinary shares with nominal value of RMB 1.00 each in the registered capital of the Company which are currently held by each of NCPGC, BIPDIC, HCIC and TJIC |
| "Extraordinary General Meeting" | The extraordinary general meeting of all shareholders of the Company to be held on 10 May, 2002 at 9:30 a.m. at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the PRC and any adjournment thereof, a notice of which is set out at the end of this announcement |
| "H Class Meeting" | The class meeting of the holders of H Shares to be held on 10 May, 2002 at 10:00 a.m. at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the PRC or any adjournment thereof, a notice of which is set out at the end of this announcement |
| "H Shares" | Renminbi denominated ordinary shares issued by the Company with a nominal value of RMB 1.00 each in the registered capital of the Company, which are subscribed for and traded in Hong Kong dollars and for which listing and dealing are permitted on the Hong Kong Stock Exchange and on the official list of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities |
| "HCIC" | 河北省建設投資公司 (Hebei Construction Investment Company) |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "London Stock Exchange" | The London Stock Exchange plc |

**Reasons for the Issue of Convertible Bonds**

The Board has carefully considered different financing options for the funding requirements of the Company as set out above and believes the proposed issue of Convertible Bonds to be the most appropriate option for the Company for the following reasons:

(a) a convertible bond issue would allow the Company to take advantage of the current favourable low interest rate environment, thereby lowering the Company's overall funding cost;

(b) a convertible bond issue would generally allow the issuer to pay a lower interest coupon payment than would be the case for a straight bond issue; and

(c) the proposed issue of Convertible Bonds would not lead to any immediate dilution on the Company's basic earnings per Share which would arise in the case of a new issue of H Shares.

**Impact on Shareholders**

Upon conversion of the Convertible Bonds to be issued, there would be an increase in the number of H Shares held by the public. The exact size of the increase will depend upon the final terms of the Convertible Bonds, including, among other terms, the size of the issue and the conversion price at which the Convertible Bonds will be converted into H Shares. It is currently contemplated that the initial conversion price will be determined with reference to a premium over the average closing price of H Shares for a certain period of trading days immediately prior to the pricing date. The final terms of the Convertible Bonds are expected to be determined only after the completion of a roadshow and "book-building" offering process. For illustrative purposes only, assuming a maximum issue size of US$300 million, full conversion of the Convertible Bonds and that the initial conversion price equals to HK$2.985 (being the average closing price of the H Shares for the last five trading days ending 22 March 2002), the equity interest of the existing holders of H Shares in the Company will be diluted from the current level of 27.7% to approximately 24.1% of the then enlarged registered capital of the Company. Shareholders' equity interest in the Company will be diluted as a result of the exercise of the conversion rights attached to the Convertible Bonds. Further announcements will be made to shareholders of the Company once the terms and conditions of the Convertible Bonds are determined.

**New H Shares**

Any new H Shares to be issued upon conversion of the Convertible Bonds will rank *pari passu* with, and within the same class as, the H Shares in issue on the relevant conversion date in all respects, save in respect of entitlements to dividends and other distributions which will depend on the conversion date(s) for the Convertible Bonds and the date for the payment of dividend or other distribution with respect to the Shares.

**Extraordinary General Meeting, H Class Meeting and Domestic Class Meeting**

The Extraordinary General Meeting, the H Class Meeting and the Domestic Class Meeting will be convened on 10 May, 2002 at 9:30am, 10:00 am and 10:30am respectively, at which special resolutions of the shareholders

| | |
|---|---|
| | Xuanwu District, Beijing, the PRC or any adjournment thereof, a notice of which is set out at the end of this announcement |
| "H Shares" | Renminbi denominated ordinary shares issued by the Company with a nominal value of RMB 1.00 each in the registered capital of the Company, which are subscribed for and traded in Hong Kong dollars and for which listing and dealing are permitted on the Hong Kong Stock Exchange and on the official list of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities |
| "HCIC" | 河北省建設投資公司 (Hebei Construction Investment Company) |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "London Stock Exchange" | The London Stock Exchange plc |
| "Luxembourg Stock Exchange" | The Luxembourg Stock Exchange |
| "NCPGC" | 中國華北電力集團公司 (North China Power Group Company) |
| "PRC" or "China" | The People's Republic of China |
| "RMB" or "*Renminbi*" | *Renminbi Yuan, the lawful currency of the PRC* |
| "SAFE" | 國家外匯管理局 (The State Administration of Foreign Exchange) |
| "SDPC" | 國家發展計劃委員會 (The State Development and Planning Commission) |
| "Shares" | The H Shares and the Domestic Shares |
| "State" | The PRC government |
| "TJIC" | 天津市津能投資公司 (Tianjin Jinneng Investment Company) |
| "UK" | United Kingdom |
| "UK Listing Authority" | Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 |
| "United States" | United States of America |
| "U.S. Securities Act" | The United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder |
| "US$" or "US dollars" | United States dollars, the lawful currency of the United States |

By order of the Board
**Yang Hongming**
*Executive Director and Company Secretary*

25 March, 2002, Beijing



# BEIJING DATANG POWER GENERATION COMPANY LIMITED
# 北京大唐發電股份有限公司

*(Incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)*

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that an extraordinary general meeting of the Company will be held on 10 May, 2002 at 9:30 a.m. at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") to consider and, if thought fit, to pass the following resolutions as special resolutions:

(1) "**THAT** subject to the passing of special resolutions (2) and (3) below and conditional upon:

(a) approvals being granted by the holders of RMB denominated ordinary shares with a nominal value of RMB1.00 each in the registered capital of the Company which are subscribed for and traded in Hong Kong dollars ("H Shares") by way of special resolutions at a class meeting of the holders of H Shares (the "H Class Meeting") and the holders of RMB denominated ordinary shares with a nominal value of RMB1.00 each in the registered capital of the Company ("Domestic Shares") by way of special resolutions at a class meeting of the holders of Domestic Shares (the "Domestic Class Meeting"); and

(b) such approvals or consents being granted by the relevant PRC regulatory authorities for the issue of the Convertible Bonds (as defined below) and the new H Shares to be issued upon the exercise (if any) from time to time of the conversion rights attached to the Convertible Bonds (as defined below),

the Company may issue up to US$300,000,000 in principal amount of bonds convertible into new H Shares on such terms and conditions as the Directors determine (the "Convertible Bonds") and the Directors be and are hereby authorized to issue the Convertible Bonds, such authority to expire twelve months after the date of this extraordinary general meeting unless otherwise revoked or varied by shareholders of the Company at a general meeting or by holders of H Shares or holders of Domestic Shares at their respective class meetings."

(2) "**THAT** subject to the passing of special resolution (1) above and special resolution (3) below, the Company may increase the registered capital of the Company and make all appropriate and necessary amendments to the Company's articles of association at any time as the Directors think fit in order to reflect the increase in the registered capital of the Company upon conversion (if any) of the Convertible Bonds, and the Directors be and are hereby authorized to carry out such increase, to make such amendments, to attend to and handle all necessary procedures and registrations regarding the

**Notes:**

(A) The Company's shareholders are reminded that pursuant to Article 37 of the articles of association of the Company, the register of shareholders of the Company will be closed from 11 April, 2002 to 10 May, 2002, both days inclusive, during which period no transfer of shares will be registered. The Company's shareholders, whose names appear on the register of shareholders of the Company on 11 April, 2002 are entitled to attend the extraordinary general meeting and to vote thereat.

(B) Any holders of the Company's shares entitled to attend and vote at the extraordinary general meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(C) Where a shareholder of the Company appoints more than one proxy, his proxies may only vote in a poll.

(D) To be valid, the proxy forms for the use of shareholders and, if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority, a notarised copy of that power of attorney or other authority must be delivered to the Company not less than 24 hours before the time scheduled for holding the extraordinary general meeting.

(E) Shareholders of the Company who intend to attend the extraordinary general meeting are required to return the notices of attendance to the Company on or before 18 April, 2002 (3 weeks before the day of meeting).

(F) Completion and return of the proxy forms and notices of attendance will not affect the right of shareholders of the Company to attend and vote at the extraordinary general meeting.

(G) Holders of H Shares shall deliver the proxy forms (and a notarised copy of the power of attorney or other authority if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority) and the notices of attendance to the Company's H Share Registrar, HKSCC Registrars Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong.

(H) Holders of Domestic Shares shall deliver the proxy forms (and a notarised copy of the power of attorney or other authority if such proxy is signed by a person on behalf of the appointor pursuant to a power of

below),

the Company may issue up to US$300,000,000 in principal amount of bonds convertible into new H Shares on such terms and conditions as the Directors determine (the "Convertible Bonds") and the Directors be and are hereby authorized to issue the Convertible Bonds, such authority to expire twelve months after the date of this extraordinary general meeting unless otherwise revoked or varied by shareholders of the Company at a general meeting or by holders of H Shares or holders of Domestic Shares at their respective class meetings."

(2) "**THAT** subject to the passing of special resolution (1) above and special resolution (3) below, the Company may increase the registered capital of the Company and make all appropriate and necessary amendments to the Company's articles of association at any time as the Directors think fit in order to reflect the increase in the registered capital of the Company upon conversion (if any) of the Convertible Bonds, and the Directors be and are hereby authorized to carry out such increase, to make such amendments, to attend to and handle all necessary procedures and registrations regarding the amendments to the registered capital and articles of association of the Company."

(3) "**THAT** subject to the passing of special resolutions (1) and (2) above and conditional upon (a) approvals being granted by the holders of H Shares by way of special resolutions at the H Class Meeting and by the holders of Domestic Shares by way of special resolutions at the Domestic Class Meeting; and (b) the *issue of Convertible Bonds, the Company may issue and the Directors be and are hereby authorised to* issue from time to time and in accordance with the terms and conditions of the Convertible Bonds, such number of new H Shares as may be required to be issued pursuant to the exercise of the conversion rights (if any) attached to the Convertible Bonds."

By order of the Board of Directors
**Yang Hongming**
*Executive Director and Company Secretary*

25 March, 2002, Beijing, China

(E) Shareholders of the Company who intend to attend the extraordinary general meeting are required to return the notices of attendance to the Company on or before 18 April, 2002 (3 weeks before the day of meeting).

(F) Completion and return of the proxy forms and notices of attendance will not affect the right of shareholders of the Company to attend and vote at the extraordinary general meeting.

(G) Holders of H Shares shall deliver the proxy forms (and a notarised copy of the power of attorney or other authority if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority) and the notices of attendance to the Company's H Share Registrar, HKSCC Registrars Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong.

(H) Holders of Domestic Shares shall deliver the proxy forms (and a notarised copy of the power of attorney or other authority if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority) and the notices of attendance to the office of the Company at its registered address. Details of the Company's registered address are as follows:

No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
The People's Republic of China
Tel: (8610) 8358 1905
Fax: (8610) 8358 1907
Post Code: 100053

(I) The extraordinary general meeting is expected to last for half an hour. Shareholders of the Company and proxies attending the extraordinary general meeting shall be responsible for their own transportation and accommodation expenses.



# BEIJING DATANG POWER GENERATION COMPANY LIMITED
# 北京大唐發電股份有限公司

*(Incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)*

## NOTICE OF H CLASS MEETING

**NOTICE IS HEREBY GIVEN** that a class meeting of the holders of RMB denominated ordinary shares of RMB1.00 each in the registered capital of the Company which are subscribed for and traded in Hong Kong dollars ("H Shares") will be held on 10 May, 2002 at 10:00 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened on the same day and at the same place shall have been concluded or adjourned), at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") to consider and, if thought fit, to pass the following resolutions as special resolutions (the "H Class Meeting"):

(1) "**THAT** subject to the passing of special resolutions (2) and (3) below and conditional upon:

(a) approvals being granted by the shareholders of the Company by way of special resolutions at an extraordinary general meeting (the "Extraordinary General Meeting") and the holders of RMB denominated ordinary shares with a nominal value of RMB1.00 each in the registered capital of the Company ("Domestic Shares") by way of special resolutions at a class meeting of holders of Domestic Shares (the "Domestic Class Meeting"); and

(b) such approvals or consents being granted by the relevant PRC regulatory authorities for the issue of the Convertible Bonds (as defined below) and new H Shares to be issued upon the exercise (if any) from time to time of the conversion rights attached to the Convertible Bonds (as defined below),

the Company may issue up to US$300,000,000 in principal amount of bonds convertible into new H Shares on such terms and conditions as the Directors determine (the "Convertible Bonds") and the Directors be and are hereby authorized to issue the Convertible Bonds, such authority to expire twelve months after the date of this H Class Meeting unless otherwise revoked or varied by the shareholders of the Company at a general meeting or by holders of H Shares or holders of Domestic Shares at their respective class meetings."

(2) "**THAT** subject to the passing of special resolution (1) above and special resolution (3) below, the Company may increase the registered capital of the Company and make all appropriate and necessary amendments to the articles of association of the Company at any time as the Directors think fit in order to reflect the increase in the registered capital of the Company upon conversion (if any) of the Convertible Bonds, and the Directors be and are hereby authorized to carry out such increase, to make such amendments, to attend to and handle all necessary procedures and registrations regarding the amendments to the registered capital and articles of association of the Company."

(3) "**THAT** subject to the passing of special resolutions (1) and (2) above and conditional upon (a) approvals being granted by the shareholders of the Company by way of special resolutions at the Extraordinary General Meeting and the holders of Domestic Shares by way of special resolutions at the Domestic Class Meeting; and (b) the issue of Convertible Bonds, the Company may issue and the Directors be and are hereby authorised to issue from time to time and in accordance with the terms and conditions of the Convertible Bonds, such number of new H Shares as may be required to be issued pursuant to the exercise of the conversion rights (if any) attached to the Convertible Bonds."

By order of the Board of Directors
**Yang Hongming**
*Executive Director and Company Secretary*

25 March, 2002, Beijing, China

**Notes:**

(A) Holders of H Shares are reminded that pursuant to Article 37 of the articles of association of the Company, the register of shareholders of the Company will be closed from 11 April, 2002 to 10 May, 2002, both days inclusive, during which period no transfer of shares will be registered. Holders of H Shares, whose names appear on the register of shareholders of the Company on 11 April, 2002 are entitled to attend the H Class Meeting and to vote thereat.

(B) Any holders of H Shares entitled to attend and vote at the H Class Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(C) Where a holder of H Shares appoints more than one proxy, his proxies may only vote in a poll.

(D) To be valid, the proxy forms for the use of holders of H Shares and, if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority, a notarised copy of that power of attorney or other authority must be delivered to the Company's H Share Registrar, HKSCC Registrars Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time scheduled for holding the H Class Meeting.

(E) Holders of H Shares who intend to attend the H Class Meeting are required to return the notices of attendance to the Company's H Share Registrar, HKSCC Registrars Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong on or before 18 April, 2002 (3 weeks before the day of meeting).

(F) Completion and return of the proxy forms and notices of attendance will not affect the right of holders of H Shares to attend and vote at the H Class Meeting.

(G) The H Class Meeting is expected to last for half an hour. Holders of H Shares and their proxies attending the H Class Meeting shall be responsible for their own transportation and accommodation expenses.

# 北京大唐发电股份有限公司上网电量结算表

（2003年7月）

| 单位 | 发电量(兆瓦时) | | 综合厂用电率 | 电度电价 | 上网电量(兆瓦时) | | 违规电费 | 电费收入(元) | |
|---|---|---|---|---|---|---|---|---|---|
| | 当月 | 累计 | %(累计) | 元/兆瓦时 | 当月 | 累计 | 当月(元) | 当月 | 累计 |
| 高　井发电厂 | 337017 | 2089921 | 9.62% | 327.0 | 304460.640 | 1888918.680 | | 99558629.28 | 617676408.36 |
| 陡　河发电厂 | 922005 | 5622723 | 6.85% | 327.0 | 857008.944 | 5237334.432 | | 280241924.69 | 1712608359.26 |
| 下花园发电厂 | 254376 | 1485645 | 5.63% | 327.0 | 244257.528 | 1402064.304 | | 79872211.66 | 458213427.41 |
| 张家口 1,3,4号机 | 491988 | 3063252 | 6.12% | 327.0 | 462088.617 | 2875758.976 | 196,200.00 | 150906777.76 | 940111585.15 |
| ***小　计*** | ***2005386*** | ***12261541*** | ***6.99%*** | ***327.0*** | ***1867815.729*** | ***11404076.392*** | ***196,200.00*** | ***610579543.38*** | ***3728609780.18*** |
| 张家口5,6,7,8号机 | 708793 | 3976107 | 5.15% | 317.0 | 430750.833 | 3015255.831 | | 136548014.06 | 955773790.43 |
| | | | | 262.4 | 243727.386 | 756126.053 | | 63954066.09 | 198407476.31 |
| 张家口 2号机 | 126792 | 877014 | 4.40% | 300.5 | 121190.106 | 838386.460 | | 36417626.85 | 251935131.23 |
| ***直属合计*** | ***2840971*** | **17114662** | ***6.43%*** | **320.6** | **2663484.054** | **16013844.736** | **196,200.00** | **847499250.38** | **5134726178.15** |
| 大唐盘电 | 544907 | 4315099 | 5.23% | 262.4 | 510538.191 | 4089462.020 | 52,480.00 | 133912741.32 | 1073022354.05 |
| 河北华泽 | 1793 | 14295 | 1.18% | 950.0 | 1772.364 | 14126.376 | 0.00 | 1683745.80 | 13420057.20 |
| 大唐托电#1机 | 714577 | 714577 | 5.25% | 160.0 | 677079.658 | 677079.658 | | 108332745.28 | 108332745.28 |
| 大唐托电#2机 | 183330 | 183330 | 5.46% | 160.0 | 173321.467 | 173321.467 | | 27731434.72 | 27731434.72 |
| 总　计 | 4285578 | 22341963 | 6.15% | 303.2 | 4026195.734 | 20967834.257 | 248,680.00 | 1119159917.50 | 6357232769.40 |

部门主管：赵辰　　审核：陈　斌　　制表：[illegible]静

注:大唐托电#1机发电量为3-7月累计量，其中3月14.025、4月100078.825、5月66269.181、6月298820.951、7月249393.606。

上网电量：4月99660、5月62463.75、6月281132.75、7月233823.158。

北京大唐发电股份有限公司

（印章：北京大唐发电股份有限公司 综合计划与投融资部）

# 2003年7月份大唐直属及控股电力生产主要指标

| 项　目 | 集团合计 | 公司合计 | 高　井 | 陡　河 | 下花园 | 张家口电厂 | | | 盘电 | 托电 | 华泽水电 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 1.3.4号机 | 2号机 | 5678号机 | | | |
| **发电容量(兆瓦)** | | | | | | | | | | | |
| 今年实际 | 7370 | 4950 | 600 | 1550 | 400 | 900 | 300 | 1200 | 1200 | 1200 | 20 |
| 去年实际 | 6170 | 4950 | 600 | 1550 | 400 | 900 | 300 | 1200 | 1200 | ----- | 20 |
| **发电量(兆瓦时)** | | | | | | | | | | | |
| 今年实际 | **3,663,492** | **2,840,971** | **337,017** | **922,005** | **254,376** | **491,988** | **126,792** | **708,793** | **544,907** | **275,821** | **1,793** |
| 去年实际 | 2,966,508 | 2,500,476 | 322,119 | 817,276 | 244,937 | 453,420 | 156,330 | 506,394 | 462,982 | ----- | 3,050 |
| 与同期比(%) | 23.50% | 13.62% | 4.62% | 12.81% | 3.85% | 8.51% | -18.89% | 39.97% | 17.70% | ----- | -41.22% |
| **上网电量(兆瓦时)** | | | | | | | | | | | |
| 今年实际 | **3,434,551** | **2,663,485** | **304,461** | **857,009** | **244,258** | **462,089** | **121,190** | **674,478** | **510,538** | **258,756** | **1,772** |
| 去年实际 | 2,755,481 | 2,319,795 | 290,667 | 758,022 | 223,017 | 425,950 | 147,929 | 474,210 | 432,670 | ----- | 3,015 |
| 与同期比(%) | 24.64% | 14.82% | 4.75% | 13.06% | 9.52% | 8.48% | -18.08% | 42.23% | 18.00% | ----- | -41.22% |
| **折全年利用小时(小时)** | | | | | | | | | | | |
| 今年实际 | **6,378** | **6,758** | **6,614** | **7,004** | **7,488** | **6,436** | **4,976** | **6,955** | **5,347** | **5,009** | **1,055** |
| 去年实际 | 5,948 | 5,948 | 6,321 | 6,208 | 7,210 | 5,932 | 6,136 | 4,969 | 4,543 | ----- | 152 |
| 与同期比 | 431 | 810 | 292 | 796 | 278 | 505 | -1,159 | 1,986 | 804 | ----- | 903 |
| **供电煤耗(克/千瓦时)** | | | | | | | | | | | |
| 今年实际 | **356.94** | **361.15** | **406.85** | **362.71** | **381.00** | **345.30** | **346.93** | **344.87** | **343.42** | **340.39** | **-------** |
| 去年实际 | 363.85 | 363.85 | 405.99 | 365.09 | 382.00 | 348.05 | 347.76 | 346.42 | 349.74 | 1.00 | ------- |
| 与同期比 | -6.90 | -2.70 | 0.86 | -2.37 | -1.00 | -2.75 | -0.83 | -1.55 | -6.33 | ----- | ------- |
| **生产厂用电率(%)** | | | | | | | | | | | |
| 今年实际 | **5.94%** | **5.96%** | **8.43%** | **6.80%** | **6.65%** | **4.71%** | **4.67%** | **4.56%** | **5.92%** | **6.24%** | **1.13%** |
| 去年实际 | 6.77% | 6.77% | 8.99% | 7.09% | 7.13% | 5.60% | 5.57% | 6.07% | 6.21% | ----- | #DIV/0! |
| 与同期比 | -0.83% | -0.81% | -0.56% | -0.29% | -0.48% | -0.89% | -0.89% | -1.52% | -0.29% | ----- | #DIV/0! |
| **综合厂用电率(%)** | | | | | | | | | | | |
| 今年实际 | **6.25%** | **6.25%** | **9.66%** | **7.05%** | **3.98%** | **6.08%** | **4.42%** | **4.84%** | **6.31%** | **6.71%** | |
| 去年实际 | 7.23% | 7.23% | 9.76% | 7.25% | 8.95% | 6.06% | 5.37% | 6.36% | 6.55% | ----- | |
| 与同期比 | -0.98% | -0.98% | -0.10% | -0.20% | -4.97% | 0.02% | -0.96% | -1.51% | -0.24% | ----- | 0.00% |
| **负载系数(%)** | | | | | | | | | | | |
| 今年实际 | **75.6%** | **79.5%** | **76.1%** | **83.1%** | **88.1%** | **73.9%** | **72.3%** | **79.4%** | **64.7%** | **66.8%** | |
| 去年实际 | 76.0% | 76.0% | 75.8% | 81.5% | 93.5% | 67.7% | 70.0% | 71.5% | 67.7% | ----- | |

# 2003年1-7月份大唐直属及控股电力生产主要指标

| 项　目 | 全口径 | 公司直属 | 控股公司 | 高　井 | 陡　河 | 下花园 | 张家口 | 盘电 | 托电 | 华泽水电 |
|---|---|---|---|---|---|---|---|---|---|---|
| 发电容量(兆瓦) | | | | | | | | | | |
| 今年实际 | 7370 | 4950 | 2420 | 600 | 1550 | 400 | 2400 | 1200 | 1200 | 20 |
| 去年实际 | 6170 | 4950 | 1220 | 600 | 1550 | 400 | 2400 | 1200 | ----- | 20 |
| 发电量(兆瓦时) | | | | | | | | | | |
| 今年实际 | **21,905,021** | **17,114,662** | **4,790,359** | **2,089,921** | **5,622,723** | **1,485,645** | **7,916,373** | **4,315,099** | **460,964** | **14,295** |
| 去年实际 | 16,808,825 | 15,150,477 | 1,658,348 | 1,940,767 | 5,056,755 | 1,572,237 | 6,580,718 | 1,641,911 | | 16,437 |
| 与同期比(%) | 30.32% | 12.96% | 188.86% | 7.69% | 11.19% | -5.51% | 20.30% | 162.81% | | -13.03% |
| 上网电量(兆瓦时) | | | | | | | | | | |
| 今年实际 | **20,549,150** | **16,013,844** | **4,535,306** | **1,888,919** | **5,237,334** | **1,402,065** | **7,485,526** | **4,089,462** | **431,717** | **14,127** |
| 去年实际 | **15,640,717** | 14,114,189 | 1,526,529 | 1,750,066 | 4,712,203 | 1,458,890 | 6,193,030 | 1,510,230 | | 16,298 |
| 与同期比(%) | 31.38% | 13.46% | 197.10% | 7.93% | 11.14% | -3.90% | 20.87% | 170.78% | | -13.32% |
| 折全年利用小时(小时) | | | | | | | | | | |
| 今年实际 | **5,962** | **5,953** | **5,995** | **5,997** | **6,246** | **6,395** | **5,679** | **6,191** | **5,099** | **1,231** |
| 去年实际 | 5,130 | 5,270 | | 5,569 | 5,617 | 6,767 | 4,721 | 3,665 | | 822 |
| 与同期比 | 832 | 683 | | 428 | 629 | -373 | 958 | 2,526 | | 409 |
| 供电煤耗(克/千瓦时) | | | | | | | | | | |
| 今年实际 | **356.76** | **360.50** | **343.53** | **401.57** | **360.93** | **382.23** | **345.81** | **343.33** | **345.35** | ------- |
| 去年实际 | 361.38 | 362.54 | 350.65 | 403.93 | 361.99 | 381.83 | 346.71 | 350.65 | | ------- |
| 与同期比 | -4.61 | -2.05 | -7.12 | -2.37 | -1.06 | 0.40 | -0.90 | -7.32 | | ------- |
| 生产厂用电率(%) | | | | | | | | | | |
| 今年实际 | **5.84%** | **6.08%** | **4.99%** | **8.59%** | **6.70%** | **7.04%** | **4.79%** | **4.89%** | **6.35%** | **1.37%** |
| 去年实际 | 6.53% | 6.53% | 6.60% | 9.10% | 6.80% | 7.13% | 5.42% | 6.66% | | 0.84% |
| 与同期比 | -0.69% | -0.45% | -1.61% | -0.51% | -0.10% | -0.09% | -0.63% | -1.76% | | 0.53% |
| 综合厂用电率(%) | | | | | | | | | | |
| 今年实际 | **6.19%** | **6.43%** | **5.32%** | **9.62%** | **6.85%** | **5.63%** | **5.44%** | **5.23%** | **6.66%** | **1.37%** |
| 去年实际 | 6.95% | 6.84% | 7.95% | 9.83% | 6.81% | 7.21% | 5.89% | 8.02% | | 0.84% |
| 与同期比 | -0.76% | -0.41% | -2.62% | -0.21% | 0.04% | -1.58% | -0.45% | -2.79% | | 0.53% |
| 负载系数(%) | | | | | | | | | | |
| 今年实际 | **76.5%** | **77.4%** | **74.4%** | **74.9%** | **81.4%** | **89.6%** | **73.6%** | **74.5%** | **63.7%** | |
| 去年实际 | 74.0% | 75.7% | 60.3% | 76.0% | 81.8% | 89.3% | 69.2% | 60.3% | | |

6月份.
托电1号
185143
发电量

172961
上网电量



国际特快专递

# 国际特快专递邮件详情单



* E A 0 5 2 4 2 9 0 7 8 C N *

中华人民共和国邮政 POST OF CHINA (P.R)

原寄局 Office of Origin: 北京 Beijing 8032

交寄日期时间 Date and Time of Posting: 2003 年 Y 8 M 21 D 11 H

寄件人名址 From: 北京市宣武区广内大街482号 北京大唐发电股份有限公司 国际合作部 张绍鹏

大宗用户代号 Customer's No.: 8261

电话 Tel. No.: 8610-83581428

邮政编码 PostalCode: 100053

C1 Description of contents

- [x] 文件 Business Paper
- [ ] 礼品 Gift
- [ ] 货样 Sample
- [ ] 商品 Merchandise

收件人名址 TO: Securities and Exchange Commission
Office of International Corporate Finance
Washington, D.C. 20549
U.S.A.

电话 Tel. No.:

| 重量(千克) Weight Kg | 资费(元) Postage |
| --- | --- |
| 其他费用 Other Fee | 合计 Total |

| 交寄人签名 Sender's Sign. | 经办人签名 EMS Sign. | 收件人签章(日期和时间) Receiver's Sign.(Date and Time) |
| --- | --- | --- |
| 张绍鹏 | [signature] | |

Sender's Copy ③ 寄件人存

EA052429078CN

请用力填写 Please Press Hard

Call EMS for Pick up 512. 9947 512. 9948

03 AUG 20 AM 7:21



北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Growing into

the Future

Interim Report 2001



China's power industry reforms will bring boundless development opportunities to Beijing Datang Power. The continued increase of power demand in the country also provides ample room for the Company's future growth.

With the present service area as a base, the Company is poised to expand to new frontiers, and to achieve new highs by growing against competition.

Beijing Datang Power – Growing into the future with competence and confidence.

# CONTENTS

## FINANCIAL HIGHLIGHTS

- Operating revenue for the six months ended 30th June 2001 amounted to approximately Rmb3,134,598,000, representing an increase of 19.72% as compared to the corresponding period last year.
- Net profit was approximately Rmb728,280,000, representing an increase of 11.92% as compared to the corresponding period last year.
- Basic earnings per share were Rmb0.141, representing an increase of Rmb0.015 as compared to the corresponding period last year.

## I. INTERIM RESULTS

The Board of Directors of Beijing Datang Power Generation Company Limited (the "Company") hereby announces the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June 2001 (the "Period") prepared in conformity with International Accounting Standards. The operating results have been reviewed and confirmed by the Audit Committee of the Company.

The Company's operating revenue for the Period amounted to approximately Rmb3,134,598,000, representing an increase of 19.72% as compared to the corresponding period last year. Net profit was approximately Rmb728,280,000, representing an increase of 11.92% as compared to the corresponding period last year. Basic earnings per share were Rmb0.141, representing an increase of Rmb0.015 as compared to the corresponding period last year.

The Board of Directors is satisfied with the above results. Please refer to the unaudited condensed consolidated financial statements as set out on page 10 to 26 for details.





## II. REVIEW AND ANALYSIS OF OPERATIONS

During the Period, the Company benefited from the significant growth in electricity demand driven by China's domestic economic growth, as the country achieved a GDP growth of 7.9%. Net operating revenue registered a growth of 19.72% as compared to the corresponding period last year, while net profit grew by 11.92%.

### (1) Operating conditions

During the Period, the Company's installed capacity amounted to 4,650MW. Electricity generation amounted to 12,447,333MWh, representing a growth of 22.28% as compared to the corresponding period last year. On-grid electricity increased by 22.26% to 11,563,345MWh. The growth in electricity generation and on-grid electricity was mainly attributable to the Company's expanded installed capacity and the increase in electricity demand driven by domestic economic growth.

### (2) Cost control

During the Period, the Company continued to pursue effective management over operating plants and proactive and stringent cost controls. A responsibility system with economic targets to achieve was conscientiously implemented during the Period. A strong focus was placed on enhancing equipment operational safety standards and on articulately organizing the overhaul programs for generating units so as to upgrade equipment operational quality. Meanwhile, the Company continued to adopt measures in energy conservation. Quality inspection of received coal was enhanced with strengthened efforts in demanding compensation for sub-standard supplies. As a result of effective management, the Company's coal consumption for electricity generation decreased by 3g/KWh, as compared to the corresponding period last year, while the unit fuel cost basically remained at the same level as 2000.

(3) Business expansion

During the Period, the Company continued to pursue a proactive, expansionary strategy on the back of its technical, professional and financial strengths, fully capitalizing on the opportunities arising from the restructuring and realignment of the power market:

(i) The Board of Directors of the Company approved the acquisition of an 80% equity interest in Shanxi Datong Pingwang Heat and Power Company Limited, a company that constructs and operates two 200MW units in Shanxi Province.

(ii) The Board of Directors of the Company approved the increase of equity interest from 15% to 70% in Yunnan Datang Honghe Power Generation Company Limited (previously named as Yunnan Kaiyuan Power Generation Company Limited), a company that constructs and operates two 300MW units in Yunnan Province, and the investment in and establishment of Gansu Datang Liancheng Power Generation Company Limited (55% owned by the Company), a company that constructs and operates two 300MW units in Gansu Province. The two aforesaid investments were approved at the extraordinary general meeting of the Company convened on 14th August 2001.

(iii) The Company's projects under construction continued with smooth progress:

- Unit 8 of Zhang Jia Kou Power Plant Phase II (300MW), the first unit of Panshan Power Plant Phase II (2 x 600MW) and the hydroelectric power units of Fengning Hydropower Plant (2 x 10MW) are successively scheduled for commercial operation in the second half of 2001.

- Construction of Inner Mongolia Tuoketuo Power Plant Phase I (2 x 600MW) has begun and civil construction work is well underway.

(4) Financial conditions

As at 30th June 2001, total assets and shareholders' equity of the Company and its subsidiaries amounted to approximately Rmb20,708,120,000 and Rmb13,142,571,000, respectively. The asset-liability ratio was 36.5%, representing an increase of 1.2% compared to that of 31st December 2000; the gearing ratio was 40.7% (total of short-term and long-term loans over equity), representing an increase of 1.4% compared to that of 31st December 2000.

As at 30th June 2001, short-term loans of the Company and its subsidiaries amounted to approximately Rmb489,600,000; long-term loans, including current portion of approximately Rmb210,746,000, amounted to approximately Rmb4,857,600,000.

As at 30th June 2001, net current assets of the Company and its subsidiaries amounted to approximately Rmb2,151,822,000; cash and bank deposits amounted to approximately Rmb3,818,989,000.

As at 30th June 2001, there were no trust deposit or overdue fixed deposit.

(5) Future Prospects

The Chinese government will continue to adopt proactive financial policies in 2001 to drive economic growth by increasing domestic demand and accelerating the development of western regions. These measures will create favorable market conditions to the Company's future development and bring more development

opportunities to the Company. The Company will fully utilize its strengths and continue to develop and expand its international and domestic business operations on the back of its unique strengths.

In the second half of 2001, the Company will focus on the following:

1. Active use of capital and faster pace in mergers and acquisitions to expand the Company's production capacity, with a view to maximizing shareholder value;

2. Strengthening of safety management and the improvement of the quality of equipment maintenance and repair, to ensure the achievement of annual electricity generation targets;

3. Ongoing efforts to enhance financial management, to control and reduce operating costs; and

4. Focus on the management of projects under construction and the quality of installation work so as to ensure the commissioning of Unit 8 (300MW) of Zhang Jia Kou Power Plant Phase II, the first unit (600MW) of Panshan Power Plant Phase II and the hydroelectric power units of Fengning Hydropower Plant (2 x 10MW) will commence smoothly as scheduled.

## III. SHARE CAPITAL AND DIVIDENDS

### (1) Share Capital

No new shares were issued by the Company during the Period. As at 30th June 2001, the total share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1.00 each.

## (2) Substantial Shareholders

During the Period, substantial shareholders holding more than 10% of the shares of the Company were as follows:

| Name of shareholder | Class of shares | Number of shares | Percentage of shares capital (%) |
|---|---|---|---|
| North China Power Group Company | Domestic Shares | 1,828,768,200 | 35.43 |
| Beijing International Power Development and Investment Company | Domestic Shares | 671,792,400 | 13.01 |
| Hebei Construction Investment Company | Domestic Shares | 671,792,400 | 13.01 |
| Tianjin Jinneng Investment Company | Domestic Shares | 559,827,000 | 10.84 |

## (3) Dividends

Pursuant to a resolution of the Board of Directors' meeting held on 6th March 2001 and as approved at the Annual General Meeting held on 29th April 2001, the Company declared a dividend of Rmb0.1 for the year 2000 payable to shareholders whose names appear on the Company's register of members on 30th March 2001. Such dividend had been distributed before 30th June 2001. Dividends paid to domestic shareholders were declared and paid in Rmb. Dividends paid to foreign shareholders were declared in Rmb and paid in Hong Kong Dollars.

The Board of Directors does not recommend any interim dividend for 2001.

(4) Shareholdings of the Directors and supervisors

At any time during the Period, none of the Directors, supervisors, their spouses and children under 18 years old held or owned the interest of any equity or debt securities of the Company or any of its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance) or was granted the right to subscribe for or purchase equity or debt securities of the Company or any of its associated corporations.

## IV. USE OF PROCEEDS

The Company's shares were listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange on 21st March 1997. Net proceeds were approximately Rmb3,702 million. As at 30th June 2001, total proceeds had been utilized as follows:

- approximately Rmb1,253 million for investment in Phase II of Zhang Jia Kou Power Plant;
- approximately Rmb765 million for investment in Tianjin Datang Panshan Power Company Limited;
- approximately Rmb301 million for investment in Inner Mongolia Datang Tuoketuo Power Generation Company Limited;
- approximately Rmb1,383 million for acquisition of Unit 1 of Zhang Jia Kou Power Plant.

## V. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Period, the Company had not purchased, sold or redeemed any of the its listed securities.

## VI. SIGNIFICANT MATTERS

1. The Board of Directors of the Company was authorised to issue new shares equivalent to not more than 20% of the Company's issued share capital at the 2000 Annual General Meeting held on 29th April 2001.

2. At the Annual General Meeting held on 29th April 2001, the following people were re-elected as the 4th session of the Board of Directors of the Company: Zhai Ruoyu, Yu Hongji, Zhang Yi, Yang Hongming, Wang Xianzhou, Hu Shengmu, Yang Jiayi, Liu Haixia, Su Tiegang, Ye Yonghui, Tong Yunshang, Zhang Wantuo, Xu Daping, Wu Zhentao. The following people were re-elected as the 4th session of the Supervisory Committee of the Company: Zhang Jie, Shi Xiaofan, Fu Guoqiang. The above appointments have been effective from 1st July 2001.

## VII. CODE OF BEST PRACTICE

During the Period, the Company had complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

## VIII. AUDIT COMMITTEE

The audit committee has reviewed with the management of the Company the accounting principles, accounting standards and methods and discussed matters relating to auditing, internal control and financial reporting, including the unaudited condensed consolidated financial statements for the six months ended 30th June 2001.

By Order of the Board
**Zhai Ruoyu**
*Chairman*

Beijing, 14th August 2001

The following unaudited condensed consolidated financial statements as at and for the six-month period ended 30th June 2001 have been prepared in accordance with International Accounting Standards ("IAS"), together with the corresponding figures for 2000:

BEIJING DATANG POWER GENERATION COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
AS AT 30TH JUNE 2001
*(Amounts expressed in thousands of Renminbi ("Rmb"))*

| | Note | 30th June 2001 | 31st December 2000 |
|---|---|---|---|
| ASSETS | | | |
| Non-current assets | | | |
| Property, plant and equipment, net | | 15,702,169 | 14,719,850 |
| Investment in an associate | 3 | 30,000 | 30,000 |
| Available for sale investments | 4 | 53,020 | 46,020 |
| Goodwill | | 53,132 | 55,929 |
| Deferred housing benefits | | 225,182 | 229,518 |
| | | 16,063,503 | 15,081,317 |
| Current assets | | | |
| Inventories | | 270,036 | 257,700 |
| Other receivables and current assets | | 120,038 | 133,460 |
| Due from related parties | 5 | 295,077 | 277,463 |
| Government bonds held for trading | | 140,477 | 41,185 |
| Short-term bank deposits for over three months | | 3,022,174 | 2,987,114 |
| Cash and cash equivalents | 11(b) | 796,815 | 1,207,906 |
| | | 4,644,617 | 4,904,828 |
| Total assets | | 20,708,120 | 19,986,145 |





BEIJING DATANG POWER GENERATION COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
AS AT 30TH JUNE 2001
*(Amounts expressed in thousands of Rmb)*

| | Note | 30th June 2001 | 31st December 2000 |
|---|---|---|---|
| EQUITIES AND LIABILITIES | | | |
| Equity | | | |
| Share capital | | 5,162,849 | 5,162,849 |
| Reserves | | 7,979,722 | 7,767,727 |
| Total equity | | 13,142,571 | 12,930,576 |
| Minority interests | | 425,900 | 403,462 |
| Non-current liabilities | | | |
| Long-term bank loans | 11(c) | 4,370,582 | 4,350,824 |
| Long-term loans payable to shareholders | 11(d) | 5,660 | 5,660 |
| Other long-term loan | 11(c) | 270,612 | 270,612 |
| | | 4,646,854 | 4,627,096 |

BEIJING DATANG POWER GENERATION COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
AS AT 30TH JUNE 2001
*(Amounts expressed in thousands of Rmb)*

| | Note | 30th June 2001 | 31st December 2000 |
|---|---|---|---|
| **Current liabilities** | | | |
| Accounts payable and accrued liabilities | 6 | 1,559,955 | 1,159,286 |
| Short-term bank loans | 11(c) | 265,000 | — |
| Short-term loans payable to NCPG Finance Company Ltd. | 11(d) | 224,600 | 190,000 |
| Current portion of long-term bank loans | 11(c) | 175,500 | 204,000 |
| Current portion of long-term loans payable to shareholders | 11(d) | 5,660 | 5,660 |
| Current portion of other long-term loan | 11(c) | 29,586 | 51,987 |
| Taxes payable | | 232,494 | 414,078 |
| | | 2,492,795 | 2,025,011 |
| **Total liabilities** | | 7,139,649 | 6,652,107 |
| **Total equity and liabilities** | | 20,708,120 | 19,986,145 |





BEIJING DATANG POWER GENERATION COMPANY LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited)
FOR THE SIX MONTHS ENDED 30TH JUNE 2001

*(Amounts expressed in thousands of Rmb, except per share data)*

| | | Six months ended 30th June | |
|---|---|---|---|
| | Note | 2001 | 2000 |
| Operating revenue | 7 & 11(a) | 3,134,598 | 2,618,382 |
| Operating costs | 11(a) & 12(b) | (2,039,859) | (1,652,406) |
| Operating profit | | 1,094,739 | 965,976 |
| Financial (expenses) income, net | 12(b) | (8,326) | 9,483 |
| Profit before taxation | | 1,086,413 | 975,459 |
| Taxation | 8 | (363,854) | (324,741) |
| Profit after taxation | | 722,559 | 650,718 |
| Minority interests | | 5,721 | — |
| Net profit | | 728,280 | 650,718 |
| Earnings per share, basic (Rmb) | 9 | 0.141 | 0.126 |

# BEIJING DATANG POWER GENERATION COMPANY LIMITED
# CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited)
# FOR THE SIX MONTHS ENDED 30TH JUNE 2001

*(Amounts expressed in thousands of Rmb)*

| | Share Capital | Capital reserve | Statutory surplus reserve | Statutory public welfare fund | Discretionary surplus reserve | Dividends | Restricted reserve | Retained earnings | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance, 1st January 2000 | 5,162,849 | 3,653,421 | 540,081 | 228,675 | 1,970,250 | 309,771 | — | — | 11,865,047 |
| Dividends paid | — | — | — | — | — | (309,771) | — | — | (309,771) |
| Net profit | — | — | — | — | — | — | — | 650,718 | 650,718 |
| Transfer to reserves | — | — | 65,072 | 65,072 | 520,574 | — | — | (650,718) | — |
| Balance, 30th June 2000 | 5,162,849 | 3,653,421 | 605,153 | 293,747 | 2,490,824 | — | — | — | 12,205,994 |
| Balance, 1st January 2001 | 5,162,849 | 3,653,421 | 808,143 | 235,673 | 2,554,205 | 516,285 | — | — | 12,930,576 |
| Transfer between reserves | — | — | — | (229,518) | — | — | 229,518 | — | — |
| Dividends paid | — | — | — | — | — | (516,285) | — | — | (516,285) |
| Net profit | — | — | — | — | — | — | — | 728,280 | 728,280 |
| Transfer to reserves | — | — | 74,988 | 74,988 | 599,903 | — | (21,599) | (728,280) | — |
| Balance, 30th June 2001 | 5,162,849 | 3,653,421 | 883,131 | 81,143 | 3,154,108 | — | 207,919 | — | 13,142,571 |

BEIJING DATANG POWER GENERATION COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
FOR THE SIX MONTHS ENDED 30TH JUNE 2001
*(Amounts expressed in thousands of Rmb)*

| | Note | Six months ended 30th June 2001 | 2000 |
|---|---|---|---|
| Net cash from operating activities | | 919,302 | 751,852 |
| Net cash used in investing activities | 12(c) | (1,621,290) | (1,287,742) |
| Net cash provided by financing activities | 12(c) | 290,897 | 672,761 |
| Net (decrease) increase in cash and cash equivalents | | (411,091) | 136,871 |
| Cash and cash equivalents, beginning of period | | 1,207,906 | 1,384,049 |
| Cash and cash equivalents, end of period | | 796,815 | 1,520,920 |

BEIJING DATANG POWER GENERATION COMPANY LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENT
AS AT 30TH JUNE 2001 (Unaudited)

*(All amounts expressed in Rmb unless otherwise stated)*

1. Company Organisation and Principal Activities

Beijing Datang Power Generation Company Limited (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13th December 1994 as a joint stock limited company. Subsequent to the listing of its H shares on The Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21st March 1997, the Company was registered as a Sino-foreign joint venture on 13th May 1998. The Company currently owns and operates four power plants in Hebei Province and Beijing City of the PRC. The Company's power plants are principally engaged in the generation and sale of electric power to its substantial shareholder, North China Power Group Company ("NCPGC").

According to the shareholding transfer agreement dated 15th November 2000 and supplemental agreement dated 30th April 2001, the Company agreed to acquire 60% equity interest in Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou") (previously named as Shanxi Shentou Huajin Electric Co. Ltd.) for a total consideration of Rmb12 million (see note 12(d) below). Datang Shentou is a limited liability company established in the PRC to construct and operate the second phase of Shanxi Shentou No. 2 Power Plant Project with total investment of approximately Rmb5.1 billion. Datang Shentou has become a subsidiary of the Company since 30th April 2001.

On 9th May 2001, the Company entered into an Equity Interest Transfer Agreement to acquire 80% equity interest in Shanxi Datong Pingwang Heat and Power Company Limited ("Pingwang Heat and Power") for a total cash consideration of Rmb8 million (see Note 12(e) below). Pingwang Heat and Power is a limited liability company established in the PRC to construct and operate the technological renovation project of replacing small units with larger units at Datong First Power Plant with total investment of approximately 1.7 billion. Pingwang Heat and Power has become a subsidiary of the Company since 9th May 2001.

1. Company Organisation and Principal Activities (Cont'd)

Particulars of the Company's subsidiaries and associated company, all of which are limited liability companies established and operated in the PRC, as at 30th June 2001 were as follows:

| Company name | Date of establishment | Registered capital | Paid-up capital | Attributable interest | Principal activities |
|---|---|---|---|---|---|
| | | '000 | '000 | | |
| **Subsidiaries** | | | | | |
| Tianjin Datong Panshan Power Generation Co. Ltd. | 6th August 1997 | 930,790 | 930,790 | 75% | Power generation (construction-in-progress) |
| Inner Mongolia Datong Tuoketuo Power Generation Co. Ltd. ("Datong Tuoketuo") | 17th November 1995 | 447,824 | 447,824 | 60% | Power generation (construction-in-progress) |
| Hebei Huaze Hydropower Development Company Limited | 29th July 1998 | 59,161 | 54,591 | 90% | Power generation (construction-in-progress) |
| Shanxi Datong Shentou Power Generation Company Limited | 8th December 1998 | 20,000 | 20,000 | 60% | Power generation (pre-construction-in-progress) |
| Shanxi Datong Pingwang Heat and Power Company Limited | 14th July 2000 | 10,000 | — | 80% | Power generation (pre-construction-in-progress) |
| **Associated company** | | | | | |
| North China Electric Power Research Institute Company Limited | 7th December 2000 | 100,000 | 100,000 | 30% | Power related technology services |

The principal activity of the Company and its subsidiaries is power generation.

2. Principal Accounting Policies

The accompanying condensed consolidated financial statements are prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Committee and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

## 2. Principal Accounting Policies (Cont'd)

The condensed consolidated financial statements include those of the Company and its subsidiaries and also incorporate the Company's interest in an associated company on the basis as set out in Note 3 below.

The principal accounting policies adopted for the preparation of the condensed consolidated financial statements as at and for the six months ended 30th June 2001 are consistent with those adopted for the preparation of the financial statements as at and for the year ended 31st December 2000, except that financial instruments are recognised and measured in accordance with IAS 39, which is effective from 1st January 2001.

In accordance with IAS 39, after initial recognition of a financial asset or financial liability at cost, the Company and its subsidiaries measure each major class of financial instruments at either the reliable fair value or amortised cost according to the classification of the financial instruments. Regular way purchases and sales of financial assets are accounted for at trade date.

Government bonds that were acquired for the purpose of generating a profit from short-term fluctuation in price are classified as financial assets held for trading and are stated at fair value. The fair value is determined based on quoted market prices at the balance sheet date. The gains or losses arising from changes in the fair value subsequent to initial recognition are included in net profit or loss for the period. For the six months ended 30th June 2001, gain or loss arising from change in the fair value of government bonds held for trading was not material.

Available for sale investments represent unquoted equity investments without fixed maturity (see Note 4 below). Since such investments do not have a quoted market price in an active market and there are no other appropriate methods to reasonably estimate their fair value, they are stated at cost subject to review for impairment.

Financial liabilities carried on the balance sheet include bank loans, loans payable to shareholders and other loan. All these loans are carried at amortised cost.

The financial effects of adopting IAS 39 did not have a significant impact on the opening balances of the condensed consolidated financial statements.





3. Investment in an Associate

Investment in an associate represents a 30% equity investment (unlisted) in North China Electric Power Research Institute Company Limited, and is accounted for using the equity method. As the associate is operating in a breakeven position, the Company's proportionate share of the operating results of the associate was not material for the six months ended 30th June 2001.

4. Available for Sale Investments

Available for sale investments represent a 16% equity investment (unlisted) in NCPG Finance Company Ltd. and a 15% equity investment in Yunnan Datang Honghe Power Generation Company Limited ("Honghe Power") (Previously named as Yunnan Kaiyuan Power Generation Company Limited) stated at costs. NCPG Finance Company Ltd. is a non-bank financial institution providing financing services to entities controlled by NCPGC. As stated in Note 13(a) below, after the increase in equity interest in Honghe Power as approved by the shareholders' meeting of the Company on 14th August 2001, Honghe Power subsequently became a subsidiary of the Company. As at 30th June 2001, there was no indication of any impairment in value.

5. Due from Related Parties

Due from related parties mainly represent the receivable from NCPGC for tariff revenue. This receivable is unsecured and non-interest bearing. The tariff revenue is settled monthly according to the payment provisions set out in the Power Purchase Agreement. As at 30th June 2001, all tariff receivable from NCPGC was aged within one month.

6. Accounts Payable and Accrued Liabilities

| | 30th June 2001 | 31st December 2000 |
|---|---|---|
| | '000 | '000 |
| Construction costs and deposits payable to contractors | 796,982 | 489,404 |
| Fuel and material costs payable | 330,865 | 318,675 |
| Salary and welfare payable | 169,865 | 147,163 |
| Others | 262,243 | 204,044 |
| | 1,559,955 | 1,159,286 |

As at 30th June 2001, substantially all the accounts payable were aged within one year.

7. Operating revenue

Operating revenue represents amount of tariffs billed for electricity generated and transmitted to NCPGC. Tariff revenues are recognised upon billing and transmission of electricity to the power grid controlled and owned by NCPGC.

8. Taxation

The PRC income tax for the six months ended 30th June 2001 was calculated at the rate of 33% on the estimated assessable profit for the period determined in accordance with the PRC income tax rules and regulations.

9. Earnings Per Share

The calculation of basic earnings per share for the six months ended 30th June 2001 was based on net profit of approximately Rmb728,280,000 (2000 — Rmb650,718,000) and on the weighted average number of 5,162,849,000 (2000 — 5,162,849,000) shares which is calculated on the basis of 3,732,180,000 (2000 — 3,732,180,000) Domestic Shares and 1,430,669,000 (2000 — 1,430,669,000) H Shares.

No diluted earnings per share was presented, as there were no dilutive potential ordinary shares outstanding for the six months ended 30th June 2001 and 2000.

10. Profit Appropriation

On 6th March 2001, the Board of Directors proposed a dividend of Rmb0.10 per share, totalling approximately Rmb516,285,000, for the year ended 31st December 2000. The proposed dividend distribution was approved by the shareholders in the general meeting dated 29th April 2001.

On 6th March 2000, the Board of Directors proposed a dividend of Rmb0.06 per share, totalling approximately Rmb309,771,000, for the year ended 31st December 1999. The proposed dividend distribution was approved by the shareholders in the general meeting dated 28th April 2000.





10. Profit Appropriation (Cont'd)

In accordance with the relevant laws and regulations of the PRC and the Company's articles of association, the Company is required to appropriate 10% of its profit after taxation, determined based on the financial statements prepared in accordance with the PRC accounting standards and regulations, ("PRC GAAP") to each of the statutory surplus reserve and statutory public welfare fund. In addition, it is the Company's current policy to transfer all unappropriated retained earnings to the discretionary surplus reserve. For the six months ended 30th June 2001, approximately Rmb74,988,000, Rmb74,988,000 and Rmb599,903,000 have been appropriated to the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, respectively.

In addition, pursuant to documents Cai Qi [2000] 295, Cai Qi [2000] 878 and Cai Kuai [2001] 5, deferred housing benefits for staff quarters sold that were approved by the government before the effective date of Cai Qi [2000] 295, i.e. 6th September 2000, should be directly deducted from shareholders' equity starting from 2001. Accordingly, approximately RMB229,518,000 which represented the deferred housing benefits balance as at 1st January 2001 has been directly deducted from the statutory public welfare fund under PRC GAAP. For IAS reporting purpose, the deferred housing benefits are amortised over the estimated average service life of the relevant employees. To reflect the reduction of the statutory public welfare fund, an amount equivalent to the deferred housing benefits balance was transferred from statutory public welfare fund to a restricted reserve specifically set up for this purpose. Upon future amortisation of the deferred housing benefits, an amount equivalent to the amortisation for the period will be transferred from the restricted reserve to the discretionary surplus reserve.

## 11. Related Party Transactions

(a) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the six months ended 30th June 2001 :

| | Six months ended 30th June | |
|---|---|---|
| | 2001 | 2000 |
| | '000 | '000 |
| Tariff revenue from NCPGC | 3,134,598 | 2,618,382 |
| Management fee to NCPGC | 11,577 | 9,458 |
| Fuel service fee to divisions and affiliates of NCPGC | 12,023 | 9,577 |
| Ash disposal fee to divisions and affiliates of NCPGC | 42,507 | 39,533 |
| Interest income from NCPG Finance Company Ltd. | 1,182 | 769 |
| Interest expenses to shareholders and NCPG Finance Company Ltd. | 7,538 | 2,842 |
| Dividend income from NCPG Finance Company Ltd. | 5,479 | 6,646 |
| Rental fee to NCPGC | 4,850 | 4,850 |

All of the Company's sales of on-grid electricity for the period were made to NCPGC pursuant to the Power Purchase Agreement dated 5th August 1996.

In addition to the transactions identified above, companies established by ex-employees of the Company provided property management, cleaning, transportation, medical and other services amounted to approximately Rmb32,511,000 (2000 — Rmb37,618,000) to the Company and its subsidiaries for the six months ended 30th June 2001.

(b) As at 30th June 2001, cash and cash equivalents of approximately Rmb59,076,000 (31st December 2000 — Rmb62,790,000) were deposited with NCPG Finance Company Ltd. at the prevailing market interest rate of 1% (31st December 2000 — 1%) per annum.





11. Related Party Transactions (Cont'd)

(c) As at 30th June 2001, NCPGC, Tianjin Jinneng Investment Company, Beijing International Power Development and Investment Company (all of which are the Company's shareholders) and Inner Mongolia Mengdian Huaneng Heat and Power Company Limited (the minority shareholder of Datang Tuoketuo) had provided guarantees on the Company and its subsidiaries' loans totalling approximately Rmb3,279 million (31st December 2000 — Rmb3,279 million). All these loans were unsecured and bore interest at rates ranging from 5.58% to 6.21% (31st December 2000 — 5.58% to 7.08%) per annum.

(d) As at 30th June 2001, the Company had loans payable to shareholders and NCPG Finance Company Ltd. totalling approximately Rmb235,920,000 (31st December 2000 — Rmb201,320,000) . All these loans were unsecured and bore interest at rates ranging from 0% to 5.85% (31st December 2000 — 0% to 5.58%) per annum.

12. Supplemental Financial Information

(a) *Balance sheet*

| | 30th June 2001 | 31st December 2000 |
|---|---|---|
| | *'000* | *'000* |
| Net current assets | 2,151,822 | 2,879,817 |
| Total assets less current liabilities | 18,215,325 | 17,961,134 |
| Net assets | 13,142,571 | 12,930,576 |
| Additions to property, plant and equipment | 1,515,117 | 4,384,281 |

## 12. Supplemental Financial Information (Cont'd)

(b) *Income statement*

| | Six months ended 30th June | |
|---|---|---|
| | 2001 | 2000 |
| | *'000* | *'000* |
| Interest expenses | (218,229) | (136,424) |
| Less: amount capitalised in property, plant and equipment | 133,464 | 64,945 |
| | (84,765) | (71,479) |
| Interest income | 76,242 | 81,161 |
| Exchange gain (loss) | 197 | (199) |
| | (8,326) | 9,483 |
| Depreciation and amortisation | (524,685) | (446,413) |
| Fuel costs | (915,104) | (739,346) |
| Dividend income | 5,479 | 6,646 |
| Cost of materials and supplies | (15,380) | (13,809) |

(c) *Cashflow statement*

| | Six months ended 30th June | |
|---|---|---|
| | 2001 | 2000 |
| | *'000* | *'000* |
| **Investing activities** | | |
| Additions to property, plant and equipment | (1,388,744) | (3,224,336) |
| **Financing activities** | | |
| Drawdown of short-term bank loans | 265,000 | 135,000 |
| Repayment of short-term bank loans | | (80,000) |
| Drawdown of short-term loans payable to NCPG Finance Company Ltd | 276,080 | 160,000 |
| Repayment of short-term loans payable to NCPG Finance Company Ltd | (241,480) | (160,000) |
| Drawdown of long-term bank loans | 195,063 | 912,436 |
| Repayment of long-term bank loans | (526,403) | (436,678) |
| Repayment of long-term loans payable to shareholders | — | (294,501) |
| Drawdown of other long-term loan | 17,611 | — |
| Repayment of other long-term loan | (40,011) | — |





## 12. Supplemental Financial Information (Cont'd)

(d) *Acquisition of Datang Shentou*

| | '000 |
|---|---|
| Cash and cash equivalents | 1,204 |
| Inventories and other current assets | 8,723 |
| Property, plant and equipment | 10,278 |
| Accounts payable and accrued liabilities | (205) |
| Minority interests | (8,000) |
| Fair value of net assets | 12,000 |

As at 30th June 2001, Datang Shentou was still under construction.

(e) *Acquisition of Pingwang Heat and Power*

| | '000 |
|---|---|
| Cash and cash equivalents | 4,282 |
| Inventories and other current assets | 3,018 |
| Property, plant and equipment | 6,647 |
| Accounts payable and accrued liabilities | (1,190) |
| Loan-term loans | (2,757) |
| Minority interests | (2,000) |
| Fair value of net assets | 8,000 |

As at 30th June 2001, Pingwang Heat and Power was still under construction.

## 13. Capital Commitments

As at 30th June 2001, the Company had the following equity investment commitments:

(a) According to the Investment Agreement dated 7th January 2001, for the establishment of Honghe Power, the Company has invested in the 15% equity interest in Honghe Power (see Note 4 above). According to the Supplemental Investment Agreement dated 9th May 2001, the Company agreed to increase its equity interest in Honghe Power from 15% to 70%. The investment increase has been approved by the Company's shareholders' meeting on 14th August 2001. Honghe Power is a limited liability company established in the PRC to construct and operate Yunnan Honghe Power Plant ("Honghe Project") with total investment of approximately Rmb2.7 billion.

(b) On 28th May 2001, the Company entered into an Investment Agreement to invest in 55% equity interest in Gansu Datang Liancheng Power Generation Company Limited ("Liancheng Power"). The investment in Liancheng Power has been approved by the Company's shareholders' meeting on 14th August 2001. Liancheng Power is a limited liability company to be established in the PRC to construct and operate Phase II Expansion Project of Gansu Liancheng Power Plant with total investment of approximately Rmb2.4 billion.

In addition to the above investments, the capital commitments in relation to the construction and renovation of the electric utility plants of the Company and its subsidiaries as at 30th June 2001 not provided for in the balance sheet were as follows:

| | '000 |
|---|---:|
| Authorised and contracted for | 10,187,513 |
| Authorised but not contracted for | 2,565,765 |
| | 12,753,278 |

## 14. Subsequent events

As stated in Note 13 above, the increase in equity interest in Honghe Power and the investment in Liancheng Power have been approved by the Company's shareholders' meeting on 14th August 2001. Honghe Power has therefore become the Company's subsidiary.







北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

積極發展

創造未來

二零零一年 中期業績報告

中國電力行業的改革將為北京大唐發電帶來無限的發展機遇，而電力需求的持續增長，更使公司擁有廣闊的發展空間。

公司將以固有服務區為基地，全力實現區外發展，在應對競爭的同時開創新里程、攀登新高峰。

北京大唐發電—憑藉實力與信心，積極發展、創造未來。



# 目錄

## 財務摘要

- 截至二零零一年六月三十日止六個月期間，經營收入約為人民幣3,134,598千元，比上年同期增長19.72%。
- 淨利潤約為人民幣728,280千元，比上年同期增長11.92%。
- 每股盈利為人民幣0.141元，比上年同期每股增長人民幣0.015元。

## 一、中期業績

北京大唐發電股份有限公司(「本公司」)董事會在此宣佈本公司及附屬公司截至二零零一年六月三十日止六個月期間(「該期間」)按國際會計準則編制的未經審計的經營業績，該經營業績已經本公司審核委員會審閱及確認。

於該期間，本公司經營收入約為人民幣3,134,598千元，比上年同期增長19.72%；淨利潤約為人民幣728,280千元，比上年同期增長11.92%；每股盈利為人民幣0.141元，比上年同期每股增長人民幣0.015元。

董事會對上述業績感到滿意。詳細的經營結果請參見載於第10頁至26頁的未經審計的簡化合併財務報表。

## 二、業績回顧及分析

該期間中國 GDP 增長率為7.9%，在國內經濟增長的帶動下，電力需求增長強勁，使本公司受益，經營收入比上年同期增長19.72%；淨利潤比上年同期增長11.92%。

### (1) 生產情況

於該期間，本公司擁有裝機容量4,650兆瓦，完成發電量12,447,333兆瓦時，比上年同期提高22.28%；完成上網電量11,563,345兆瓦時，比上年同期提高22.26%。發電量及上網電量的增加，主要受益於本公司裝機容量的增加和國內經濟增長所拉動的電量需求的增加，以及本公司對運營設備的有效管理。

### (2) 成本控制

於該期間，本公司繼續堅持積極的嚴格的成本管理，認真落實經濟目標責任制，並繼續實施節能降耗措施，加強虧噸虧卡的索賠。由於有效的管理，使本公司的供電煤耗比上年同期降低3克／千瓦時，單位燃料成本與上年同期基本持平。





## (3) 業務拓展

於該期間，本公司繼續充分發揮自身的技術、人才及資金的優勢，充份把握電力市場結構及佈局調整的有利時機，積極實施擴張戰略：

(i) 本公司董事會已同意收購山西大同平旺熱電有限責任公司80%的股權，以控股建設位於山西省的2台200兆瓦機組；

(ii) 本公司董事會已同意將在雲南大唐紅河發電有限責任公司(前稱雲南開遠發電有限責任公司)中的股權由15%增至70%，以控股建設位於雲南省的2台300兆瓦機組；並已同意投資組建甘肅大唐連城發電有限責任公司(擁有其55%的股權)，以控股建設位於甘肅省的2台300兆瓦機組。本公司於二零零一年八月十四日召開的臨時股東大會已批准上述兩項投資事項。

(iii) 本公司各項在建工程進展順利：

- 張家口發電廠二期工程中八號機組(300兆瓦)已併網，預計二零零一年下半年投入商業運行；盤山發電廠二期工程(2台600兆瓦機組)首台機組及豐寧水電站工程的水電機組(2台10兆瓦)預計於二零零一年下半年相繼投入商業運行。

- 內蒙古托克托發電廠一期工程(2台600兆瓦機組)土建工程已基本完成，安裝工程已全面展開。

(4) 財務狀況

於二零零一年六月三十日，本公司及附屬公司總資產約為人民幣20,708,120千元，股東權益約為人民幣13,142,571千元；資產負債率為36.5%，比二零零零年十二月三十一日增加1.2個百分點；資本與負債比率為40.7%(短期及長期貸款總額與權益之比)，比二零零零年十二月三十一日提高1.4個百分點。

於二零零一年六月三十日，本公司及附屬公司短期貸款約為人民幣489,600千元；長期貸款約為人民幣4,857,600千元，其中長期貸款即期部份約為人民幣210,746千元。

於二零零一年六月三十日，本公司及附屬公司流動資產淨額約為人民幣2,151,822千元，現金及銀行存款約為人民幣3,818,989千元。

於二零零一年六月三十日，本公司無委託存款及逾期未取的存款。

(5) 未來展望

二零零一年國家繼續採取積極的財政政策，努力擴大內需，加快西部開發、推動經濟增長，這些都將給本公司的發展創造良

好的市場環境，帶來更多的發展機遇。本公司將一如既往的充份發揮自身優勢，不斷開拓與拓展國際、國內業務。

二零零一年下半年，本公司將重點做好以下工作：

1、 積極推進資本運作，加快購併步伐，擴大生產規模，以實現股東價值的最大化。

2、 強化安全管理，提高設備檢修質量，確保年度發電計劃的實現。

3、 繼續強化財務管理，控制並降低成本費用。

4、 抓好在建項目的管理，保證安裝質量，確保張家口發電廠二期工程中八號機組(300兆瓦)、盤山發電廠二期工程首台機組(600兆瓦)及豐寧水電站工程水電機組(2台10兆瓦)的順利投產。

## 三、股本及派息

### (1) 股本

本公司在該期間並未發售任何新股。於二零零一年六月三十日，本公司股本總數為5,162,849,000元，分為5,162,849,000股每股面值人民幣1元的股份。

(2) 主要股東

於該期間，持本公司10%以上股份的主要股東如下：

| 股東名稱 | 股份 | 股數 | 佔股本比例(%) |
|---|---|---|---|
| 中國華北電力集團公司 | 內資股 | 1,828,768,200 | 35.43 |
| 北京國際電力開發投資公司 | 內資股 | 671,792,400 | 13.01 |
| 河北省建設投資公司 | 內資股 | 671,792,400 | 13.01 |
| 天津市津能投資公司 | 內資股 | 559,827,000 | 10.84 |

(3) 股息

根據二零零一年三月六日召開的董事會建議，並經二零零一年四月二十九日召開的股東周年大會批准，本公司二零零零年度股息為每股人民幣0.1元，派發予二零零一年三月三十日登記於本公司股東名冊上的股東。上述股息已於二零零一年六月三十日前派發，其中內資股股息以人民幣宣派和支付，H股股息以人民幣宣派，以港幣支付。

董事會建議，本公司二零零一年度不派發中期股息。

### (4) 董事、監事持股情況

於該期間的任何時間，本公司各董事、監事、其配偶及其十八歲以下子女均無持有或實質擁有本公司或其任何相聯法團(按證券(披露權益)條例所指)的股本證券或債務證券，亦沒有獲權利認購或購買本公司或其任何相聯法團之股本證券或債務證券。

## 四、所得款用途

本公司股票於一九九七年三月二十一日在香港聯合交易所有限公司及倫敦證券交易所有限公司上市，所籌集款項淨額約為人民幣37.02億元。於二零零一年六月三十日所籌款項已全部使用，其中包括：

- 投入張家口發電廠二期約人民幣12.53億元；
- 投入天津大唐盤山發電有限責任公司約人民幣7.65億元；
- 投入內蒙古大唐托克托發電有限責任公司約人民幣3.01億元；
- 收購張家口發電廠1號機組約人民幣13.83億元。

## 五、購置、出售和贖回本公司上市證券

於該期間，本公司概無購置、出售或贖回本公司上市證券。

## 六、重大事項

1、 在於二零零一年四月二十九日召開的二零零零年度股東周年大會上，董事會獲授權發行不超過公司股本總額20%的新股份。

2、 在於二零零一年四月二十九日召開的二零零零年度股東周年大會上，下述人員繼任本公司第四屆董事會成員：翟若愚、于洪基、張毅、楊洪明、王憲周、胡繩木、楊家義、劉海峽、蘇鐵崗、葉永會、佟允上、張萬托、徐大平、吳鎮濤。下述人員繼任本公司第四屆監事會成員：張傑、石曉帆、傅國強。上述人員的任期從二零零一年七月一日起。

## 七、最佳應用守則

本公司於該期間一直遵守香港聯合交易所有限公司證券上市規則附錄14所載的最佳應用守則。

## 八、審核委員會

審核委員會已經與管理層審閱本公司所採納的會計原則、會計準則及方法，並探討審計、內部控制及財務報告事宜，包括審閱截至二零零一年六月三十日止六個月期間的未經審計的簡化合併財務報表。

承董事會命
*主席*
翟若愚

北京，二零零一年八月十四日

下述所載為本公司及附屬公司於二零零一年六月三十日及截至該日止六個月期間按國際會計準則編制的未經審計的簡化合併財務報表，連同二零零零年之比較數字：

## 北京大唐發電股份有限公司
## 簡化合併資產負債表(未經審計)
## 於二零零一年六月三十日

*(所有金額均以人民幣千元為單位)*

| | 附註 | 二零零一年六月三十日 | 二零零零年十二月三十一日 |
|---|---|---|---|
| **資產** | | | |
| **非流動資產** | | | |
| 物業、廠房及設備，淨值 | | 15,702,169 | 14,719,850 |
| 投資於聯營公司 | 3 | 30,000 | 30,000 |
| 可供出售的投資 | 4 | 53,020 | 46,020 |
| 商譽 | | 53,132 | 55,929 |
| 遞延住房福利 | | 225,182 | 229,518 |
| | | 16,063,503 | 15,081,317 |
| **流動資產** | | | |
| 存貨 | | 270,036 | 257,700 |
| 其他應收款及流動資產 | | 120,038 | 133,460 |
| 應收關聯公司款項 | 5 | 295,077 | 277,463 |
| 為交易而持有的政府債券 | | 140,477 | 41,185 |
| 三個月以上短期銀行存款 | | 3,022,174 | 2,987,114 |
| 現金及現金等價物 | 11(b) | 796,815 | 1,207,906 |
| | | 4,644,617 | 4,904,828 |
| 資產總額 | | 20,708,120 | 19,986,145 |

北京大唐發電股份有限公司
簡化合併資產負債表(未經審計)
於二零零一年六月三十日
*(所有金額均以人民幣千元為單位)*

| | 附註 | 二零零一年六月三十日 | 二零零零年十二月三十一日 |
|---|---|---|---|
| 權益及負債 | | | |
| 權益 | | | |
| 股本 | | 5,162,849 | 5,162,849 |
| 儲備 | | 7,979,722 | 7,767,727 |
| 股東權益總額 | | 13,142,571 | 12,930,576 |
| 少數股東權益 | | 425,900 | 403,462 |
| 非流動負債 | | | |
| 長期銀行貸款 | 11(c) | 4,370,582 | 4,350,824 |
| 股東長期貸款 | 11(d) | 5,660 | 5,660 |
| 其他長期貸款 | 11(c) | 270,612 | 270,612 |
| | | 4,646,854 | 4,627,096 |

北京大唐發電股份有限公司
簡化合併資產負債表(未經審計)
於二零零一年六月三十日
*(所有金額均以人民幣千元為單位)*

| | 附註 | 二零零一年六月三十日 | 二零零零年十二月三十一日 |
|---|---|---|---|
| 流動負債 | | | |
| 應付帳款及預提費用 | 6 | 1,559,955 | 1,159,286 |
| 短期銀行貸款 | 11(c) | 265,000 | — |
| 華北電力集團財務有限公司短期貸款 | 11(d) | 224,600 | 190,000 |
| 長期銀行貸款即期部份 | 11(c) | 175,500 | 204,000 |
| 股東長期貸款即期部份 | 11(d) | 5,660 | 5,660 |
| 其他長期貸款即期部份 | 11(c) | 29,586 | 51,987 |
| 應付税金 | | 232,494 | 414,078 |
| | | 2,492,795 | 2,025,011 |
| 負債總額 | | 7,139,649 | 6,652,107 |
| 股東權益和負債總額 | | 20,708,120 | 19,986,145 |

北京大唐發電股份有限公司
簡化合併損益表(未經審計)
截至二零零一年六月三十日止六個月期間
*(除每股數據外，所有金額均以人民幣千元為單位)*

| | 附註 | 截至六月三十日止六個月期間 二零零一年 | 二零零零年 |
|---|---|---|---|
| 經營收入 | 7,11(a) | 3,134,598 | 2,618,382 |
| 經營成本 | 11(a),12(b) | (2,039,859) | (1,652,406) |
| 經營利潤 | | 1,094,739 | 965,976 |
| 財務(費用)收入，淨額 | 12(b) | (8,326) | 9,483 |
| 稅前利潤 | | 1,086,413 | 975,459 |
| 稅項 | 8 | (363,854) | (324,741) |
| 稅後利潤 | | 722,559 | 650,718 |
| 少數股東權益 | | 5,721 | — |
| 淨利潤 | | 728,280 | 650,718 |
| 基本每股盈利(人民幣元) | 9 | 0.141 | 0.126 |





# 北京大唐發電股份有限公司
## 簡化合併股東權益變動表(未經審計)
## 截至二零零一年六月三十日止六個月期間
*(所有金額均以人民幣千元為單位)*

| | 股本 | 資本公積 | 法定公積金 | 法定公益金 | 任意盈餘公積金 | 股息 | 限制性儲備 | 留存收益 | 合計 |
|---|---|---|---|---|---|---|---|---|---|
| 二零零零年一月一日餘額 | 5,162,849 | 3,653,421 | 540,081 | 228,675 | 1,970,250 | 309,771 | – | – | 11,865,047 |
| 已支付股息 | – | – | – | – | – | (309,771) | – | – | (309,771) |
| 淨利潤 | – | – | – | – | – | – | – | 650,718 | 650,718 |
| 撥入儲備 | – | – | 65,072 | 65,072 | 520,574 | – | – | (650,718) | – |
| 二零零零年六月三十日餘額 | 5,162,849 | 3,653,421 | 605,153 | 293,747 | 2,490,824 | – | – | – | 12,205,994 |
| 二零零一年一月一日餘額 | 5,162,849 | 3,653,421 | 808,143 | 235,673 | 2,554,205 | 516,285 | – | – | 12,930,576 |
| 儲備調撥 | – | – | – | (229,518) | – | – | 229,518 | – | |
| 已支付股息 | – | – | – | – | – | (516,285) | – | – | (516,285) |
| 淨利潤 | – | – | – | – | – | – | – | 728,280 | 728,280 |
| 撥入儲備 | – | – | 74,988 | 74,988 | 599,903 | – | (21,599) | (728,280) | – |
| 二零零一年六月三十日餘額 | 5,162,849 | 3,653,421 | 883,131 | 81,143 | 3,154,108 | – | 207,919 | – | 13,142,571 |

北京大唐發電股份有限公司
簡化合併現金流量表(未經審計)
截至二零零一年六月三十日止六個月期間
*(所有金額均以人民幣千元為單位)*

| | 附註 | 截至六月三十日止六個月期間 二零零一年 | 二零零零年 |
|---|---|---|---|
| 經營活動提供之現金淨額 | | 919,302 | 751,852 |
| 投資活動使用之現金淨額 | 12(c) | (1,621,290) | (1,287,742) |
| 融資活動提供之現金淨額 | 12(c) | 290,897 | 672,761 |
| 現金及現金等價物 (減少)增加淨額 | | (411,091) | 136,871 |
| 期初現金及現金等價物 | | 1,207,906 | 1,384,049 |
| 期末現金及現金等價物 | | 796,815 | 1,520,920 |

1、 公司組織和主要經營活動

本公司於一九九四年十二月十三日在中華人民共和國(「中國」)北京市註冊成立為股份有限公司。本公司的H股股票於一九九七年三月二十一日在香港聯合交易所有限公司及倫敦證券交易所有限公司上市後，本公司於一九九八年五月十三日註冊為中外合資經營企業。本公司現擁有及經營位於河北省和北京市境內的四家電廠。本公司的電廠主要從事發電業務並銷售予重要股東一 華北電力集團公司(「華北電力」)。

根據於二零零零年十一月十五日簽訂的股權轉讓協議及二零零一年四月三十日簽訂的補充協議，本公司同意以人民幣1,200萬元的代價取得山西大唐神頭發電有限責任公司(前稱山西神頭華津發電有限責任公司)60%的股權(見下述附註12(d))。大唐神頭是一家在中國境內成立的有限責任公司，負責建設和運營投資總額約為人民幣51億元的山西神頭第二發電廠二期。大唐神頭已自二零零一年四月三十日起成為本公司的附屬公司。

於二零零一年五月九日，公司簽訂股權轉讓協議，同意以現金代價人民幣800萬元受讓山西大同平旺熱電有限責任公司(「平旺熱電」)80%的股權(見下述附註12(e))。平旺熱電是一家在中國境內成立的有限責任公司，負責建設和運營投資總額約為人民幣17億元的大同第一熱電廠以大代小技改項目。平旺熱電已自二零零一年五月九日起成為本公司的附屬公司。

1、 公司組織和主要經營活動(續)

於二零零一年六月三十日，本公司的主要附屬公司和聯營公司均為於中國境內成立及經營的有限責任公司，其詳列如下：

| 公司名稱 | 成立日期 | 註冊資本 | 實收資本 | 所屬權益 | 主要經營活動 |
|---|---|---|---|---|---|
| | | 千元 | 千元 | | |
| 附屬公司 | | | | | |
| 天津大唐盤山發電有限責任公司 | 一九九七年八月六日 | 930,790 | 930,790 | 75% | 發電(建設中) |
| 內蒙古大唐托克托發電有限責任公司(「大唐托克托」) | 一九九五年十一月十七日 | 447,824 | 447,824 | 60% | 發電(建設中) |
| 河北華澤水電開發有限公司 | 一九九八年七月二十九日 | 59,161 | 54,591 | 90% | 發電(建設中) |
| 山西大唐神頭發電有限責任公司 | 一九九八年十二月八日 | 20,000 | 20,000 | 60% | 發電(前期建設) |
| 山西大同平旺熱電有限責任公司 | 二零零零年七月十四日 | 10,000 | — | 80% | 發電(前期建設) |
| 聯營公司 | | | | | |
| 華北電力科學研究院有限責任公司 | 二零零零年十二月七日 | 100,000 | 100,000 | 30% | 電力技術服務 |

本公司及附屬公司的主要經營活動為發電。

2、 主要會計政策

簡化合併財務報表乃按國際會計準則委員會頒佈的國際會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則一附錄16之有關規定而編制。





2、 主要會計政策(續)

簡化合併財務報表包括本公司及附屬公司的財務報表，也包括按下列附註3所述基礎的本公司在聯營公司中的權益。

除金融工具按於二零零一年一月一日生效的國際會計準則第39號確認和計量外,本公司編制截至二零零一年六月三十日止六個月期間的簡化合併財務報表所採用的主要會計政策,與編制截至二零零零年十二月三十一日止年度的財務報表一致。

根據國際會計準則第39號，在一項金融資產和金融負債以成本初始確認後，本公司及附屬公司根據金融工具的類別按可靠的公允價值或攤銷成本計量每個主要類別的金融工具。按一般方式購買及出售的金融資產按交易日列示。

以獲得短期差價盈利為目的而購買的政府債券作為為交易而持有的金融資產並按公允價值列示。公允價值是以資產負債表日的市場報價確定的。初始確認後由於公允價值變動而產生的收益或損失計入該期間的淨利潤或損失。截至二零零一年六月三十日止六個月期間，本公司所持有的債券的公允價值變動產生的收益或損失的金額並不重大。

可供出售的投資指沒有市場報價和固定到期日的權益性投資(見下述附註4)。因該等投資沒有在活躍市場上的市場報價，亦沒有其他合適的方法可合理地估計其公允價值，故該等投資在考慮減值的情況下按成本列示。

列示於資產負債表的金融負債包括銀行貸款、股東貸款及其他貸款。所有貸款均按攤銷成本列示。

採用國際會計準則第39號，並未對簡化合併財務報表的期初餘額產生重大影響。

## 3、 投資於聯營公司

投資於聯營公司指公司對華北電力科學研究院有限責任公司非上市股份的30%權益投資，按權益法列示。由於聯營公司的經營處於收支平衡，因此截至二零零一年六月三十日止六個月期間，公司應佔的經營結果並不重大。

## 4、 可供出售的投資

可供出售的投資指對華北電力集團財務有限公司非上市股份的16%的權益投資及對雲南大唐紅河發電有限責任公司(「紅河電力」)(前稱雲南開遠發電有限責任公司)15%的權益投資；該等投資以成本列示。華北電力集團財務有限公司為一家向由華北電力控制的企業提供金融服務的非銀行金融機構。如下述附註13(a)所述，本公司對紅河電力股權投資的增加獲得於二零零一年八月十四日召開的股東大會的批准後，紅河電力隨後成為本公司的附屬公司。於二零零一年六月三十日，該等投資沒有任何減值的跡象。

## 5、 應收關聯公司款項

應收關聯公司款項主要指應收華北電力的電價收入，此等款項無抵押，不計利息，並按購電協議的付款安排每月結算。於二零零一年六月三十日，全部應收華北電力的電價收入帳齡在一個月之內。

## 6、 應付帳款及預提費用

| | 二零零一年<br>六月三十日 | 二零零零年<br>十二月三十一日 |
|---|---|---|
| | 千元 | 千元 |
| 應付工程款及質保金 | 796,982 | 489,404 |
| 應付燃料及材料款 | 330,865 | 318,675 |
| 應付工資及福利費 | 169,865 | 147,163 |
| 其他 | 262,243 | 204,044 |
| | 1,559,955 | 1,159,286 |

於二零零一年六月三十日，絕大部份應付帳款的帳齡為一年之內。





7、 經營收入

經營收入是指向華北電力收取的電費收入，電費收入是在開具帳單及輸電予華北電力控制及擁有的電網時予以確認。

8、 稅項

截至二零零一年六月三十日止六個月期間的中國企業所得稅是根據中國所得稅法規和條例，按33%的稅率就該期間估計應課稅溢利撥備。

9、 每股盈利

截至二零零一年六月三十日止六個月期間的基本每股盈利是根據淨利潤約人民幣728,280,000元(二零零零年 — 人民幣650,718,000元)以3,732,180,000股內資股(二零零零年 — 3,732,180,000股)及1,430,669,000股H股(二零零零年 — 1,430,669,000股)的加權平均股數5,162,849,000股(二零零零年 — 5,162,849,000股)為基準計算的。

截至二零零零年及二零零一年六月三十日止六個月期間本公司並無攤薄性潛在普通股，故無攤薄每股盈利。

10、 利潤分配

於二零零一年三月六日，公司董事會建議二零零零年度的股息為每股人民幣0.10元，共計約為人民幣516,285,000元，該項股息分配方案已獲於二零零一年四月二十九日舉行的股東大會批准。

於二零零零年三月六日，公司董事會建議一九九九年度的股息為每股人民幣0.06元，共計約為人民幣309,771,000元，該項股息分配方案已獲於二零零零年四月二十八日舉行的股東大會批准。

10、 利潤分配（續）

根據中國有關法律和法規及公司章程，公司應從其稅後利潤分別提取10%作為法定公積金及法定公益金。該稅後利潤應以按中國會計準則編制的財務報表為基礎。此外，公司目前的政策為將所有未分配利潤轉增任意盈餘公積金。截至二零零一年六月三十日止六個月期間，公司轉入法定公積金，法定公益金和任意盈餘公積金分別約為人民幣74,988,000元，人民幣74,988,000元和人民幣599,903,000元。

此外，根據財政部頒發的財企[2000]295號文，財企[2000]878號文及財會[2001]5號文，在財企[2000]295號文頒佈日（即二零零零年九月六日）之前經政府批准出售的職工住房產生的遞延住房福利，應自二零零一年起直接沖減股東權益。因此，於二零零一年一月一日餘額約為人民幣229,518,000元的遞延住房福利在中國會計準則下已直接沖減法定公益金。在國際會計準則下，遞延住房福利是在相關職工平均服務年限內攤銷。為反映法定公益金的沖減，與遞延住房福利餘額等值的金額從法定公益金轉入為此目的特別設置的限制性儲備。遞延住房福利在未來進行攤銷時，與當期攤銷金額相等的金額將從限制性儲備轉入任意盈餘公積金。

11、 關聯人士交易

(a) 以下為本公司及附屬公司在截至二零零一年六月三十日止六個月期間內的主要關聯交易：

| | 截至六月三十日止六個月期間 | |
|---|---|---|
| | 二零零一年 | 二零零零年 |
| | 千元 | 千元 |
| 自華北電力的電價收入 | 3,134,598 | 2,618,382 |
| 予華北電力的上網服務費 | 11,577 | 9,458 |
| 予華北電力所屬部門及關聯企業的燃煤服務費 | 12,023 | 9,577 |
| 予華北電力所屬部門及關聯企業的煤灰處理費 | 42,507 | 39,533 |
| 自華北電力集團財務有限公司的利息收入 | 1,182 | 769 |
| 予股東及華北電力集團財務有限公司的利息支出 | 7,538 | 2,842 |
| 自華北電力集團財務有限公司的股息收入 | 5,479 | 6,646 |
| 予華北電力的租賃費 | 4,850 | 4,850 |

公司在本期間內所有上網電量均根據於一九九六年八月五日簽訂的購電協議銷售予華北電力。

除上述交易外，截至二零零一年六月三十日止六個月期間，由本公司的前員工建立的公司亦向本公司及附屬公司提供了物業管理、清潔、運輸、醫療及其他服務共計約人民幣32,511,000元(二零零零年 — 人民幣37,618,000元)。

(b) 於二零零一年六月三十日，公司共計約人民幣59,076,000元(二零零零年十二月三十一日 — 人民幣62,790,000元)的存款按當期市場年利率約1%(二零零零年十二月三十一日 — 1%)存放於華北電力集團財務有限公司。

11、 關聯人士交易(續)

(c) 於二零零一年六月三十日，華北電力、天津市津能投資公司、北京國際電力開發投資公司(以上均為本公司股東)及內蒙古蒙電華能熱電股份有限公司(大唐托克托的少數股東)為本公司及附屬公司共計約人民幣32.79億元(二零零零年十二月三十一日 — 人民幣32.79億元)的貸款提供了擔保，此等貸款均無抵押，年利率為5.58%至6.21%(二零零零年十二月三十一日 — 5.58%至7.08%)。

(d) 於二零零一年六月三十日，公司向股東及華北電力集團財務有限公司貸款約人民幣2.36億元(二零零零年十二月三十一日 — 人民幣2.01億元)。此等貸款均無抵押，年利率為0%至5.85%(二零零零年十二月三十一日 — 0%至5.58%)。

12、 補充財務信息

(a) *資產負債表*

| | 二零零一年六月三十日 | 二零零零年十二月三十一日 |
|---|---|---|
| | 千元 | 千元 |
| 流動資產淨額 | 2,151,822 | 2,879,817 |
| 總資產扣除流動負債 | 18,215,325 | 17,961,134 |
| 淨資產 | 13,142,571 | 12,930,576 |
| 物業、廠房及設備的增加 | 1,515,117 | 4,384,281 |

12、 補充財務信息（續）

(b) *損益表*

| | 截至六月三十日止六個月期間 | |
|---|---|---|
| | 二零零一年 | 二零零零年 |
| | *千元* | *千元* |
| 利息費用 | (218,229) | (136,424) |
| 減：物業、廠房及設備中的資本化利息 | 133,464 | 64,945 |
| | (84,765) | (71,479) |
| 利息收入 | 76,242 | 81,161 |
| 匯兑收益（損失） | 197 | (199) |
| | (8,326) | 9,483 |
| 折舊及攤銷 | (524,685) | (446,413) |
| 燃料成本 | (915,104) | (739,346) |
| 股息收入 | 5,479 | 6,646 |
| 材料費 | (15,380) | (13,809) |

(c) *現金流量表*

| | 截至六月三十日止六個月期間 | |
|---|---|---|
| | 二零零一年 | 二零零零年 |
| | *千元* | *千元* |
| 投資活動 | | |
| 增加物業、廠房及設備 | (1,388,744) | (3,224,336) |
| 融資活動 | | |
| 提取短期銀行貸款 | 265,000 | 135,000 |
| 償還短期銀行貸款 | | (80,000) |
| 提取華北電力集團財務有限公司短期貸款 | 276,080 | 160,000 |
| 償還華北電力集團財務有限公司短期貸款 | (241,480) | (160,000) |
| 提取長期銀行貸款 | 195,063 | 912,436 |
| 償還長期銀行貸款 | (526,403) | (436,678) |
| 償還長期股東貸款 | — | (294,501) |
| 提取其他長期貸款 | 17,611 | — |
| 償還其他長期貸款 | (40,011) | — |

12、 補充財務信息(續)

(d) *收購大唐神頭*

| | 千元 |
|---|---|
| 現金及現金等價物 | 1,204 |
| 存貨及其他流動資產 | 8,723 |
| 物業、廠房及設備 | 10,278 |
| 應付帳款及預提費用 | (205) |
| 少數股東權益 | (8,000) |
| 淨資產公允價值 | 12,000 |

於二零零一年六月三十日，大唐神頭仍在建設中。

(e) *收購平旺熱電*

| | 千元 |
|---|---|
| 現金及現金等價物 | 4,282 |
| 存貨及其他流動資產 | 3,018 |
| 物業、廠房及設備 | 6,647 |
| 應付帳款及預提費用 | (1,190) |
| 長期貸款 | (2,757) |
| 少數股東權益 | (2,000) |
| 淨資產公允價值 | 8,000 |

於二零零一年六月三十日，平旺熱電仍在建設中。

## 13、 承諾事項

於二零零一年六月三十日，本公司有下述權益性投資承諾：

(a) 根據於二零零一年一月七日簽訂的投資組建紅河電力的投資協議，本公司已投資於紅河電力15%的股權(見上文附註4)。根據於二零零一年五月九日簽訂的補充投資協議，本公司同意將在紅河電力的股權投資由15%增至70%。該股權投資的增加已獲於二零零一年八月十四日召開的股東大會批准。紅河電力是一家在中國境內設立的有限責任公司，負責建設和運營投資總額約為人民幣27億元的雲南紅河發電廠(「紅河項目」)。

(b) 於二零零一年五月二十八日，公司簽訂投資協議，以投資組建甘肅大唐連城發電有限責任公司(「連城電力」)，並將佔其55%的股權。該投資已獲於二零零一年八月十四日召開的股東大會批准。連城電力是一家將在中國境內設立的有限責任公司，負責建設和運營投資總額約為人民幣24億元的甘肅連城電廠二期擴建工程。

除上述投資外，於二零零一年六月三十日，本公司及附屬公司主要與電廠建設及技術改造工程有關未在資產負債表中作準備的資本性承諾如下：

| | 千元 |
|---|---|
| 已批准並簽訂合同 | 10,187,513 |
| 已批准但未簽訂合同 | 2,565,765 |
| | 12,753,278 |

## 14、 期後事項

如上述附註13所述，本公司對紅河電力投資權益的增加及對連城電力的投資已獲於二零零一年八月十四日召開的股東大會批准。紅河電力由此已成為本公司的附屬公司。